Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Alpha Motor Corporation
9551 Irvine Center Drive
Irvine, CA 92618
https://www.alphamotorinc.com/

Up to $4,999,976.50 in Common Stock at $18.50
Minimum Target Amount: $14,985.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Alpha Motor Corporation
Address: 9551 Irvine Center Drive, Irvine, CA 92618
State of Incorporation: DE
Date Incorporated: August 20, 2020

Terms:

Equity

Offering Minimum: $14,985.00 | 810 shares of Common Stock
Offering Maximum: $4,999,976.50 | 270,269 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $18.50
Minimum Investment Amount (per investor): $499.50

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

VIP Early Birds

Invest within the first 48 hours and receive 15% bonus shares

Super Early Bird Bonus
Invest within the first week and receive 10% bonus shares

Early Bird Bonus
Invest within the first two weeks and receive 5% bonus shares

Amount-Based:

$5000+ | SILVER Level Perk
Invest $5000+ and receive
$500 credit upon purchase of a vehicle *1
Limited edition T-shirt

$10,000+ | GOLD Level Perk
Invest $10,000+ and receive
$1,500 credit upon purchase of a vehicle *1
Limited edition T-shirt
5% bonus shares

$20,000+ | PLATINUM Level Perk
Invest $20,000+ and receive
$3,000 credit upon purchase of a vehicle *1
Limited edition T-shirt
10% bonus shares

$250,000+ | ALPHA Level Perk
Invest $250,000+ and receive
Free Alpha vehicle at the start of production or US$100,000 credit *2
Exclusive Collectible Scale Model of Alpha Vehicle *3
Limited edition T-shirt
24 x 36 Exclusive Canvas Print Art Collectible
15% bonus shares

**1 The credit will apply towards purchase of a vehicle from Alpha Motor Corporation ("Alpha vehicle"). At the time of any required payment of deposit, you will be requested to pay the remainder of the deposit amount, should you choose to make a deposit for purchase of an Alpha vehicle. If the credit is higher than the deposit required, such surplus will be applied towards the purchase of an Alpha vehicle. The credit is nonrefundable.*

**2 Investor may select any Alpha vehicle so long as such vehicle is in mass production, up to US $60,000 value. For any Alpha vehicle above US $60,000, investor shall pay the difference. For any investor that has placed an order made and down payment for the Limited Edition Montage, US$100,000 credit out of the amount*

invested will be applied towards the remaining payment balance.

*3 The model will be a fractional scale to an Alpha vehicle, e.g., 1:64 scale.

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Alpha Motor will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $18.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,850. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Alpha Motor Corporation ("Alpha" or the "Company") is a California-based award-winning American automobile and mobility technology company focused on manufacturing Utility, Sport, and Adventure electric vehicles to Move Humanity towards a green economy.

Alpha has proprietary advantages in technology, design, and process enabling speed-to-market efficiency of award-winning EV designs (patent-issued; #11505265).

Following a successful market introduction in 2020 and backed by over 52,500 vehicle preorder indications, Alpha is advancing to pre-production vehicle development in 2023.

Competitors and Industry

On a global scale, gasoline-powered vehicles contribute massively to the deterioration of our planet's atmosphere and are not sustainable as we move towards a net zero green economy. Alpha believes that the electrification of cars is the way forward, offering significant savings in fuel, maintenance, and overall ownership costs, compared to gasoline vehicles.

In order to move the needle forward on mass adoption trends, it is Alpha's observation that the current market is lacking in stylish, affordable, and functional EV options, and we are striving to fill the void. Alpha has proprietary advantages in technology, design, and process enabling speed-to-market efficiency of award-winning designs. The EV industry is expected to surpass US $1.5 trillion by 2030.

Current Stage and Roadmap

Following a successful market introduction in 2020 and a yearlong public exhibition of its highly anticipated Wolf Electric Truck in prototype form at the Petersen Automotive Museum in Los Angeles, California, Alpha is advancing to pre-production vehicle development in 2023.

Alpha is led by a team of experienced automotive professionals working to commercialize our award-winning EV designs. Alpha has patented technology in speed-to-market efficiency and OEM-level strategic partnerships to develop and manufacture highly competitive EVs in the U.S. With over 52,500 vehicle preorder indications received to date, we aim to manufacture for the EV mass market, which is expected to surpass US $1.5 trillion by 2030.

**Preorder indications are non-binding, no-deposit, and require no down payment or reservation fee.*

The Team

Officers and Directors

Name: Edward Yoon Lee

Edward Yoon Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Chief Executive Officer (CEO)
  Dates of Service: August, 2020 - Present
  Responsibilities: Lead new EV enterprise to successfully commercialize high quality electric vehicles in the United States. He present has an annual salary of $80,000 USD and holds 4,080,000 shares of Common Stock.

Other business experience in the past three years:

- **Employer:** Electric Vehicles and Mobility Solutions
  Title: Industrial Design Consultant
  Dates of Service: January, 2018 - January, 2020
  Responsibilities: consulting

Name: So Yun Lee

So Yun Lee 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder/Vice Chairman of the Board
  Dates of Service: August, 2020 - Present
  Responsibilities: Define vision and accelerate execution to lead purpose for humanity. Advise and strategize alongside the CEO to improve and inspire the employees, investors, partners and customers.US$70,000 – 2022 Annual Salary and 1,200,000 Fully Vested Common Shares

Other business experience in the past three years:

- **Employer:** Phoenix Property Investors
  Title: General Counsel & Chief Compliance Officer
  Dates of Service: December, 2019 - Present
  Responsibilities: Advise the firm and Managing Partners on management of private equity funds with cumulative gross assets of over US$13.5 billion. Oversee and guide compliance with the SEC, SFC, CSSF, CIMA, ASIC and other relevant regulatory authorities.

Name: Michelle Quan

Michelle Quan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer (CFO)
  Dates of Service: August, 2020 - Present
  Responsibilities: Provide financial well-being of the organization by providing financial projections and accounting services. Monitor cash flow for the organization’s operations. Prepare and monitor current and forecasting reports. Set up and oversee the company’s financial system. Ensure compliance with the law and company’s policies. Provide strategic recommendations to executive management team. Quan presently holds 120,000 shares of Common Stock.

Other business experience in the past three years:

- **Employer:** MTX CPA
  Title: President
  Dates of Service: January, 2016 - Present
  Responsibilities: Responsible for all aspects of the business, focused on tax compliance and tax planning services for all scale corporations with emphasizes on assisting start-ups.

Name: Kevin Kyung-Ho Lee

Kevin Kyung-Ho Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief of Research and Development
  Dates of Service: January, 2022 - Present
  Responsibilities: Mr. Lee leads R&D strategy, vision, and management of electric vehicle innovation and mobility technologies. Mr. Lee's responsibilities include maintaining and developing world-class R&D operations at Alpha.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Alpha Motor Corporation or the Company (also referred to as "we", "us", "our", "Alpha" or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the non-voting common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any non-voting common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering non-voting common shares in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our

equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service

It is possible that there may never be an operational electric vehicle or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our electric vehicles. Delays or cost overruns in the development of our electric vehicles and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Alpha Motor Corporation was formed on August 20, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Alpha has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history and few customers. If you are investing in this company, it's because you think that Alpha's business model is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed.

Further, there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company currently owns utility patents for its technology and trademarks. Company also owns its internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent

competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The success of our operations relies on raw materials and other components which the cost and availability of such elements are in constant fluctuation.
We will require significant capital to develop and grow our business, including developing and producing our EVs, establishing or expanding design, research and development, production, sales and service facilities and building our brand. We have incurred and expect to continue incurring significant expenses which will impact our profitability, including research and development expenses, raw material procurement costs, sales and distribution expenses as we build our brand and market our EVs, and general and administrative expenses as we scale our operations, identify and commit resources to investigate new areas of demand and incur costs as a public company. In addition, we may incur significant costs servicing and maintaining our EVs, and we expect that the cost to repair and service our EVs will increase over time as the fleet of EVs age. Our ability to become profitable in the future will not only depend on our ability to complete the design and development of our EVs to meet projected performance metrics, and identify new areas of demand, but also to sell our EVs at prices needed to achieve our expected margins and control our costs, including the

risks and costs associated with operating, maintaining and financing our EVs. If we are unable to efficiently design, develop, manufacture, market, deploy, distribute and service our EVs, our margins, profitability and prospects would be materially and adversely affected.

We may experience significant delays in the production and launch of our products, which could harm our business, prospects, financial condition and operating results.
Our EVs are still in the development phase, and deliveries of the EVs are not expected to begin until 2025, and may occur later or not at all. Any delay in the financing, design, development, production and release of our EVs could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, development, production and release of new vehicles, and to the extent we delay the launch of our EVs, our growth prospects could be adversely affected as it may fail to grow our market share. We will rely on our third-party outsourcing partners to manufacture our EVs at scale, and if they are not able to manufacture EVs that meet our specifications, we may need to expand our manufacturing capabilities, which would cause us to incur additional costs. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our EVs, and to the extent they experience any delays, we may need to seek alternative suppliers. If we experience delays by our third-party outsourcing partners or suppliers, it could experience delays in delivering on our timelines.

Our ability to develop and manufacture products of sufficient quality and appeal to customers on schedule and on a large scale is still evolving.
Our future business depends in large part on our ability to execute our plans to design, develop, manufacture, market, deploy and service our EVs. We expect to outsource the manufacturing of our EVs to a contract manufacturing partner. While this arrangement can lower operating costs, it also reduces our direct control over production and manufacturing. Such diminished control may have an adverse effect on the quality or quantity of our EVs, or our flexibility to respond to changing conditions. We also plan to retain third-party vendors and service providers to engineer and test some of the critical systems and components of our EVs. While this allows us to draw from such third parties' industry knowledge and expertise, there can be no assurance such systems and components will be successfully developed to our specifications or delivered in a timely manner to meet our program timing requirements. Our continued development and manufacturing of our EVs are and will be subject to risks, including with respect to: • the equipment the contract manufacturing partner plans to use being able to accurately manufacture our EVs within specified design tolerances; • engineering and testing and securing delivery of critical systems and components on acceptable terms and in a timely manner; • long- and short-term durability of our EVs to withstand day-to-day wear and tear; • compliance with environmental, workplace safety and similar regulations; • delays in delivery of final systems and components by our suppliers; • shifts in demand for our current products; • our ability to attract, recruit, hire and train skilled employees; • quality controls, particularly as we plan to expand our production capabilities; • delays or disruptions in our supply chain; • other delays and cost overruns; and • our

ability to secure additional funding.

We face risks and uncertainties related to litigation, regulatory actions and government investigations and inquiries.

We are, and may in the future become, subject to various litigation, other claims, suits, regulatory actions and government investigations and inquiries. In addition, from time to time, we may be involved in other legal proceedings arising in the ordinary course of business, including those relating to employment matters, relationships with collaboration partners, intellectual property disputes, and other business matters. Any such claims or investigations may be time-consuming, costly, divert management resources, or otherwise have a material adverse effect on our business or result of operations. The results of the current legal proceedings and any future legal proceedings cannot be predicted with certainty and adverse judgments or settlements in some or all of these legal proceedings may result in materially adverse monetary damages or injunctive relief against us. Any such payments or settlement arrangements in current or future litigation, could have a material adverse effect on our business, operating results or financial condition. Even if the plaintiffs' claims are not successful, current or future litigation could result in substantial costs and significantly and adversely impact our reputation and divert management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition. In addition, such legal proceedings may make it more difficult to finance our operations.

Our business and prospects depend significantly on our ability to build brand value. We may not succeed in continuing to establish, maintain and strengthen brand value, and our brand and reputation could be damaged by negative publicity.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the Alpha brand. If we do not continue to establish, maintain and strengthen our brand, it may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality EVs and engage with our customers as intended, and we have limited experience in these areas. In addition, our ability to develop, maintain and strengthen the Alpha brand will depend heavily on the success of our customer development and branding efforts. Such efforts mainly include building a community of online and offline users engaged with our mobile application and branding initiatives, such as social network, automotive shows and events. Such efforts may be non-traditional and may not achieve the desired results. To promote our brand, we may be required to change our customer development and branding practices, which could result in substantially increased expenses, including the need to use traditional media such as television, radio and print. Many consumers value safety and reliability as important factors in choosing a vehicle and may be reluctant to acquire a vehicle from a new and unproven automotive maker. In addition, our technology and design may not align with existing consumer preferences. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted. In addition, if incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social

media, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in the Alpha brand. Furthermore, there is the risk of potential adverse publicity related to our manufacturing or other partners whether or not such publicity is related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of our competitors' vehicles. In addition, from time to time, our EVs may be evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our EVs.

Certain of our strategic, development and operational arrangements could be terminated or may not ultimately result in the anticipated long-term contract partnership arrangements.

We have arrangements with strategic, development and operational partners and collaborators. Some of these arrangements are evidenced by non-binding letters of intent, memorandum of understanding, or early stage agreements but will require renegotiation at later stages of development or production or master agreements that have yet to be implemented under separately negotiated statements of work or binding purchase orders, any of which could be terminated or may not result in next-stage contracts or long-term contract arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially adversely affected.

Our operating and financial results forecast relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.

The projected financial and operating information reflect current estimates of future performance and incorporates certain financial and operational assumptions, including the level of demand for our EVs, the performance of our EVs, the usable vehicle life, vehicle downtime and related maintenance and repair costs. These assumptions are preliminary and there can be no assurance that the actual results upon which our assumptions are based will be in line with our expectations. In addition, whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in our forecast depends on a number of factors, many of which are outside our control, including, but not limited to: • whether we can obtain sufficient capital to sustain and grow our business; • our ability to manage our growth; • whether we can manage relationships with key suppliers and partners; • the ability to obtain necessary regulatory approvals; • the timing and costs of new and existing marketing and promotional efforts; and • competition, including from established and future competitors. Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand and other factors. We expect our period-to-period financial results to vary based on our operating costs and product demand, which we anticipate will fluctuate as the pace at which we continue to design, develop and manufacture EVs, increase production capacity and establish or expand design, research and development, production, sales and service facilities. Additionally, our revenue from

period to period may fluctuate as we identify and investigate areas of demand, adjust volumes and add new product derivatives based on market demand and margin opportunities, develop and introduce new EVs or introduce existing EVs to new markets for the first time. As a result of these factors, we believe that quarter-to-quarter comparisons of our financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.

You must consider the risks and difficulties we face as an early-stage company with a limited operating history. If we do not successfully address these risks, our business, prospects, financial condition and operating results will be materially and adversely harmed. We intend to derive a significant portion of our revenues from our initial vehicle sales, which are not expected to launch until 2025, and may occur later or not at all. There are no assurances that we will be able to secure future business with customers. It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

We may fail to attract new customers in sufficient numbers or at sufficient rates or at all or to retain existing customers.

We must continually add new customers both to replace departing customers and to expand our current customer base. We may not be able to attract new customers in sufficient numbers to do so. Even if we are able to attract new customers to replace departing customers, these new customers may not maintain the same level of commitment. In addition, we may incur marketing or other expenses to attract new customers, which may further offset revenues from customers. For these and other reasons, we could experience a decline in revenue growth, which could adversely affect our results of operations. In addition, our results of operations could be adversely affected by declines in demand for our product offerings or failures to effectively respond to changes in customer demand. Demand for our product offerings may be negatively affected by a number of factors, including geopolitical uncertainty, competition, cybersecurity incidents, decline in our reputation and saturation in the markets where we operate. Prevailing general and local economic conditions may also negatively affect the demand for our EVs.

If we fail to manage our growth effectively, we may not be able to design, develop, manufacture, market and launch our products successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We intend to expand our operations significantly. We expect our future expansion to include: • expanding the management team; • hiring and training new personnel; • forecasting production and revenue; • controlling expenses and investments in anticipation of expanded operations; • establishing or expanding design, production, sales and service facilities;

• implementing and enhancing administrative infrastructure, systems and processes; and • expanding into new markets. We intend to continue to hire a significant number of additional personnel, including software engineers, design and production personnel and service technicians for our EVs. Because our EVs are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in alternative fuel and EVs may not be available to hire, and as a result, we will need to expend significant time and expense training any newly hired employees. Competition for individuals with experience designing, producing and servicing EVs and their software is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel, particularly with respect to software engineers in the Los Angeles and/ or Irvine, California area. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business, prospects, financial condition and operating results.

Increases in costs, disruption of supply or shortage of materials, in particular for components critical to completing and manufacturing our products, could harm our business.

We and our suppliers may experience increases in the cost of or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. We and our suppliers use various materials in their businesses and products, including for example lithium-ion battery cells and steel, and the prices for these materials fluctuate. The available supply of these materials may be unstable, depending on market conditions and global demand, including as a result of increased production of EVs by our competitors, and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to lithium-ion battery cells. These risks include: • an increase in the cost, or decrease in the available supply, of materials used in the cells; • disruption in the supply of cells due to quality issues or recalls by battery cell manufacturers; and • fluctuations in the value of any foreign currencies in which battery cell and related raw material purchases are or may be denominated against the U.S. dollar. Our business is dependent on the continued supply of battery cells for the battery packs used in our EVs. While we believe several sources of the battery cells are available for such battery packs, we have to date not finally sourced or validated a supplier for the cells used in such battery packs and may have limited flexibility in changing cell suppliers once contracted. Any disruption in the supply of battery cells from such suppliers could disrupt production of our EVs. Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and material costs. Substantial increases in the prices for our materials or prices charged to us, such as those charged by battery cell suppliers, would increase our operating costs, and could reduce our margins if the increased costs cannot be recouped through increased vehicle sales prices. Any attempts to increase product prices in response to increased material costs could materially and adversely affect our brand, image, business, prospects and operating results.

If our products fail to perform as expected, our ability to develop, market and deploy our products could be harmed and or prolonged.

Our EVs may contain defects in design and production that may cause them not to perform as expected or may require repair. We currently have a limited frame of reference by which to evaluate the performance of our EVs upon which our business prospects depend. There can be no assurance that we will be able to detect and fix any defects in our EVs. We may experience recalls in the future, which could adversely affect our brand and could adversely affect our business, prospects, financial condition and operating results. Our EVs may not perform consistent with customers' expectations or consistent with other vehicles which may become available. Any product defects or any other failure of our EVs and software to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, negative publicity, product liability claims and significant warranty and other expenses and could have a material adverse impact on our business, prospects, financial condition and operating results. Additionally, problems and defects experienced by other electric consumer vehicles could by association have a negative impact on perception and customer demand for our EVs.

Unexpected product recalls in the future could materially adversely affect our business, prospects, financial condition and operating results.

Any product recall in the future, whether it involves our or a competitor's product, may result in negative publicity, damage our brand and materially adversely affect our business, prospects, financial condition and operating results. In the future, we may voluntarily or involuntarily, initiate a recall if any of our EVs prove to be defective or noncompliant with applicable federal motor vehicle safety standards. If a large number of vehicles are the subject of a recall or if needed replacement parts are not in adequate supply, we may not be able to deploy recalled vehicles for a significant period of time. These types of disruptions could jeopardize our ability to fulfill existing contractual commitments or satisfy demand for our EVs and could also result in the loss of business to our competitors. Such recalls also involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, prospects, financial condition and operating results.

We are highly dependent on the services of our key employees and senior management and, if we are unable to attract and retain key employees and hire qualified management, technical and engineering personnel, our ability to compete could be harmed.

Our success depends on our ability to retain our key personnel. The unexpected loss of or failure to retain one or more of our key employees could adversely affect our business. Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to hire, attract and retain them depends on our ability to provide competitive compensation. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and our failure to do so could adversely affect our business. Any failure by our management team and our employees to

perform as expected may have a material adverse effect on our business, prospects, financial condition and operating results.

The automotive market is highly competitive, and we may not be successful in competing in this industry.

We face intense competition in bringing our EVs to market. Both the automobile industry generally, and the EV segment in particular, are highly competitive, and we will be competing for sales with both EV manufacturers and traditional automotive companies. Many of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products, including their EVs. Additionally, our competitors also have greater name recognition, longer operating histories, larger sales forces, broader customer and industry relationships and other resources than we do. These competitors also compete with us in recruiting and retaining qualified research and development, sales, marketing and management personnel, as well as in acquiring technologies complementary to, or necessary for, our EVs. Additional mergers and acquisitions may result in even more resources being concentrated in our competitors. There are no assurances that customers will choose our EVs over those of our competitors, or over internal combustion engines vehicles. We expect additional competitors to enter the industry as well. We expect competition in our industry to intensify from our existing and future competitors in light of increased demand and regulatory push for alternative fuel and EVs.

We currently rely and will continue to rely on third-party partners to manufacture our products, and to supply critical components and systems, which exposes us to a number of risks and uncertainties outside our control.

We currently plan to outsource the manufacturing of our EVs to third-party outsourcing partners and expect to outsource the manufacture of our production EVs to our contract manufacturing partner. If our third-party outsourcing partners were to experience delays, disruptions, capacity constraints or quality control problems in our manufacturing operations, product shipments could be delayed or rejected, or our customers could consequently elect to change product demand. These disruptions would negatively impact our revenues, competitive position and reputation. In addition, our third-party outsourcing partners may rely on certain state tax incentives that may be subject to change or elimination in the future, which could result in additional costs and delays in production if a new manufacturing site must be obtained. Further, if we are unable to manage successfully our relationship with our third-party outsourcing partners, the quality and availability of our EVs may be harmed. Our third-party outsourcing partners could, under some circumstances, decline to accept new purchase orders from or otherwise reduce their business with us. If our third-party outsourcing partners stopped manufacturing our EVs for any reason or reduced manufacturing capacity, we may be unable to replace the lost manufacturing capacity on a timely and comparatively cost-effective basis, which would adversely impact our operations. In addition, we have not entered into a long-term contract with our contract manufacturing partner. As a result, we are subject to price increases due to availability, and subsequent price volatility, in the marketplace

of the components and materials needed to manufacture our EVs. If our third-party outsourcing partners were to negatively change the pricing and other terms under which it agrees to manufacture for us and we were unable to locate a suitable alternative manufacturer, our manufacturing costs could increase. Because we outsource the manufacturing of our EVs, the cost, quality and availability of third-party manufacturing operations is essential to the successful production of our EVs. Our reliance on third-party outsourcing partners exposes it to a number of risks which are outside our control, including: • unexpected increases in manufacturing costs; • interruptions in shipments if a third-party outsourcing partner is unable to complete production in a timely manner; • inability to control quality of finished vehicles; • inability to control delivery schedules; • inability to control production levels and to meet minimum volume commitments to our customers; • inability to control manufacturing yield; • inability to maintain adequate manufacturing capacity; and • inability to secure adequate volumes of acceptable components at suitable prices or in a timely manner. The inability to manufacture our EVs or the backlog that could develop if the manufacturing facilities of our third-party outsourcing partners and suppliers are inoperable for even a short period of time may result in the loss of customers or harm our reputation. Although we promote ethical business practices and our operations personnel periodically visit and monitor the operations of our third-party outsourcing partners, we do not control our third-party outsourcing partners or our labor and other legal compliance practices, including their environmental, health and safety practices. If our contract manufacturing partner, or any other third-party outsourcing partner which it may use in the future, violates U.S. or foreign laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our operating results.

If the market for EVs does not develop as we expect or develops more slowly than it expects, our business, prospects, financial condition and operating results will be adversely affected.

Our growth is highly dependent upon the adoption by consumers of EVs. The target demographics for our EVs are highly competitive. If the market for EVs does not develop at the rate or in the manner or to the extent that we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuels, hybrid and EVs is new and untested and is characterized by rapidly changing technologies, price competition, numerous competitors, evolving government regulation and industry standards and uncertain customer demands and behaviors. The market for alternative fuel vehicles is rapidly evolving and as a result, the market for our EVs could be affected by numerous factors, such as: • perceptions about EV features, quality, safety, performance and cost; • perceptions about the limited range over which EVs may be driven on a single battery charge; • competition, including from other types of alternative fuel vehicles, plug-in hybrid EVs and high fuel-economy internal combustion engine vehicles; • fuel prices, including volatility in the cost of fossil fuels; • the timing of adoption and implementation of fully

autonomous vehicles; • government regulations and economic incentives; • access to charging facilities and related infrastructure costs and standardization of EV charging systems; • electric grid capacity and reliability; and • macroeconomic factors.

We are dependent on our suppliers, some of which are single or limited source suppliers, and the inability of these suppliers to deliver necessary components at prices and volumes, performance and specifications acceptable to us, could have a material adverse effect on our business, prospects, financial condition and operating results.

We rely on third-party suppliers for the provision and development of many of the key components and materials used in our EVs. While we plan to obtain components from multiple sources whenever possible, some of the components used in our EVs will be purchased by us from a single source. Our third-party suppliers may not be able to meet their product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. Additionally, our third-party suppliers may be unable to obtain required certifications for their products for which we plan to use or provide warranties that are necessary for our solutions. If we are unable to obtain components and materials used in our EVs from our suppliers or if our suppliers decide to create or supply a competing product, our business could be materially and adversely affected. We have less negotiating leverage with suppliers than larger and more established automobile manufacturers and may not be able to obtain favorable pricing and other terms. While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term, or at all, at prices or quality levels that are favorable to us, which could have a material adverse effect on our business, prospects, financial condition and operating results.

Our products rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our EVs rely on software and hardware that is highly technical and complex and will require modification and updates over the life of the vehicle. In addition, our EVs depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within our software and hardware. Although we attempt to remedy any issues we observe in our EVs as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Additionally, if we are able to deploy updates to the software addressing any issues but our over-the-air update procedures fail to properly update the software, our customers would then be responsible for installing such updates to the software and their software will be

subject to these vulnerabilities until they do so. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

The automotive industry and our technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for our products.
We may be unable to keep up with changes in EV technology or alternatives to electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, ethanol, hybrids, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Any failure by us to successfully react to changes in existing technologies could materially harm our competitive position and growth prospects.

The demand for our products depends, in part, on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low gasoline or other petroleum-based fuel prices could adversely affect demand for our products, which would adversely affect our business, prospects, financial condition and operating results.
We believe that much of the present and projected demand for EVs results from concerns about volatility in the cost of gasoline and other petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of gasoline and other petroleum-based fuel decreased significantly, the outlook for the long-term supply of oil to the United States improved, the government eliminated or modified our regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for EVs could be reduced, and our business and revenue may be harmed.

The unavailability, reduction or elimination of government and economic incentives due to policy changes or government regulation could have a material adverse effect on our business, prospects, financial condition and operating results.
Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the EV industry or other reasons may result in the diminished competitiveness of the alternative fuel and EV industry generally or our EVs. While certain tax credits and other incentives for alternative energy production, alternative fuel and EVs have been available in the past, there is no guarantee these programs will remain applicable or be available in the future. If current tax incentives are not available in the future, our financial position could be harmed.

We, our outsourcing partners and our suppliers are subject to substantial regulation and unfavorable changes to, or failure by us, our outsourcing partners or our suppliers to comply with these regulations could substantially harm our business and operating results.

We and our EVs, and motor vehicles in general, as well as our third-party outsourcing partners and our suppliers are or will be subject to substantial regulation under foreign, federal, state and local laws. We continue to evaluate requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, deploy or service our EVs in the jurisdictions in which it plans to operate and intends to take such actions necessary to comply. We may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, deploy or service our EVs in any of these jurisdictions. If we, our third-party outsourcing partners or our suppliers are unable to obtain or comply with any of the licenses, approvals, certifications or other governmental authorizations necessary to carry out our operations in the jurisdictions in which they currently operate, or those jurisdictions in which they plan to operate in the future, our business, prospects, financial condition and operating results could be materially adversely affected. We expect to incur significant costs in complying with these regulations. To the extent the laws change, our EVs may not comply with applicable foreign, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

Our products are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

In the United States, vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have our EVs satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

Future changes to regulatory requirements may have a negative impact upon our business.

To the extent the laws change, new laws are introduced, some or all of our EVs may not comply with applicable international federal, state or local laws. Further, certain federal, state and local laws and industry standards currently regulate electrical and electronics equipment. Although standards for EVs are not yet generally available or accepted as industry standards, our EVs may become subject to international, federal, state, and local regulation in the future. Compliance with these regulations could be burdensome, time consuming, and expensive. Our EVs are subject to environmental and safety compliance with various federal and state regulations, including regulations promulgated by the Environmental Protection Agency, the National Highway Traffic and Safety Administration and various state boards, and compliance certification is required for each new model year. The cost of these compliance

activities and the delays and risks associated with obtaining approval can be substantial. The risks, delays and expenses incurred in connection with such compliance could be substantial.

We face significant barriers to manufacture our products, and if we cannot successfully overcome those barriers our business will be negatively impacted.

The EV industry has traditionally been characterized by significant barriers to entry, including the ability to meet performance requirements or industry specifications, acceptance by end users, large capital requirements, investment costs of design and production, long lead times to bring EVs to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image and the need to establish sales capabilities. If we are not able to overcome these barriers, our business, prospects, financial condition and operating results will be negatively impacted and our ability to grow our business will be harmed.

We have been, and may in the future be, adversely affected by health epidemics and pandemics, including the ongoing global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the recent pandemic of respiratory illness caused by a novel coronavirus known as COVID-19. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and has led to a global decrease in vehicle sales and usage in markets around the world. If significant portions of our workforce or contractors and service providers are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be impacted. Pandemics such as the COVID-19 could limit the ability of our customers, suppliers, vendors and business partners to perform, including third-party suppliers' ability to provide components and materials used in our EVs. We may also experience an increase in the cost of raw materials used in our commercial production of EVs. Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the pandemic, as well as reduced spending by businesses, could have a material adverse effect on the demand for EVs. Under difficult economic conditions, potential customers may seek to reduce spending by foregoing EVs for other traditional options. Decreased demand for EVs could negatively affect our business.

Economic conditions and other factors outside of our control could reduce our orders and sales, which could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

Economic conditions in certain regions may be affected by natural disasters, such as earthquakes, hurricanes, tropical storms and wildfires, public health crises, political crises, such as terrorist attacks, war or other political instability or other unexpected events, and such events could also disrupt our operations, internet or mobile networks or the operations of one or more of our third-party suppliers or providers. Customer purchases of discretionary items, including our EVs or other products or services, may decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. Our business and results of operations may be subject to global economic conditions and their impact on customer discretionary spending. Some factors that may negatively influence customer spending include high levels of unemployment, higher customer debt levels, declines in asset values and related market uncertainty, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, and national and global geo-political and economic uncertainty, including in connection with tariffs,trade wars or trade laws.

We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our products and customer data processed by us or third-party vendors.

We are at risk for interruptions, outages and breaches of our: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) transmission control modules or other in-product technology, owned by us or our third-party vendors or suppliers; (d) the integrated software in our EVs; or (e) customer data that we process or our third-party vendors or suppliers process on our behalf. Such incidents could: materially disrupt our operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software in our EVs. Moreover, there are inherent risks associated with developing, improving, expanding and updating our current systems. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, deploy, deliver our EVs, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which it relies, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

We intend to retain certain personal information about our vehicles, customers, employees or others that, if compromised, could materially adversely affect our financial performance and results of operations or prospects.

We plan to collect, store, transmit and otherwise process data from vehicles, customers, employees and others as part of our business and operations, which may include personal data or confidential or proprietary information. There can be no assurance that any security measures that we or our third-party service providers or vendors have implemented will be effective against current or future security threats. If a compromise of data were to occur, we may become liable under our contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Our systems, networks and physical facilities could be breached or personal information could otherwise be compromised due to employee error or malfeasance, if, for example, third parties attempt to fraudulently induce our employees or our customers to disclose information or usernames and/or passwords. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, systems, networks and/or physical facilities utilized by our service providers and vendors. We may not have adequate insurance coverage. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or coinsurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

We are subject to evolving laws, regulations, standards, policies, and contractual obligations related to data privacy and security regulations, and our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

We are subject to or affected by a number of federal, state and local laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security, and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of our employees, customers and others. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. Such laws may be inconsistent or may change or additional laws may be adopted. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, result in penalties or fines, result in litigation, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees,

contractors, service providers or vendors fail to comply with our published policies and documentation. Such failures can subject us to potential local, state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Claims that we have violated individuals' privacy rights or failed to comply with data protection laws or applicable privacy notices even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in building our production facilities.
Our operations are and will be subject to international, federal, state and local environmental laws and regulations, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and we have limited experience complying with them. Moreover, we expect that it will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition and operating results. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. Contamination at properties we will own or operate, or to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and groundwater, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results.

Changes in tax laws may materially adversely affect our business, prospects, financial condition and operating results.
New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, and failure to appropriately comply with such tax laws, statutes, rules and regulations could result in sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could adversely affect our business, prospects, financial condition and operating results.

We are subject to governmental export and import controls and laws that could subject us to liability if we are not in compliance with such laws.
Our EVs are subject to export control, import and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the

U.S. Treasury Department's Office of Foreign Assets Control. Exports of our EVs and technology must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. In addition, changes to our EVs, or changes in applicable export control, import, or economic sanctions laws and regulations may create delays in the introduction and sale of our EVs and solutions or, in some cases, prevent the export or import of our EVs to certain countries, governments, or persons altogether. Any change in export, import, or economic sanctions laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons, or technologies targeted by such laws and regulations, could also result in decreased use of our EVs, as well as our decreased ability to export or market our EVs to potential customers. Any decreased use of our EVs or limitation on our ability to export or market our EVs could materially and adversely affect our business, financial condition and results of operations.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Investments in us have been and may be subject to U.S. foreign investment regulations which may impose conditions or limitations on certain investors (including, but not limited to, limits on purchasing our Common Stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, forced divestiture, or other measures).

Certain investments that involve the acquisition of, or investment in, a U.S. business may be subject to review and approval by the Committee on Foreign Investment in the United States ("CFIUS"), depending on the structure, beneficial ownership and control of interests in the U.S. business. Investments that result in control of a U.S. business by a foreign person are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective

on February 13, 2020, among other things expanded the scope of CFIUS's jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to "critical technologies," "critical infrastructure" and/or "sensitive personal data." Moreover, other countries continue to strengthen their own foreign investment clearance ("FIC") regimes, and investments and transactions outside of the U.S. may be subject to review by non-U.S. FIC regulators if such investments are perceived to implicate national security policy priorities. Any review and approval of an investment or transaction by CFIUS or another FIC regulator may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS and other FIC regulatory policies and practices are rapidly evolving, and in the event that CFIUS or another FIC regulator reviews one or more proposed or existing investment by investors in us, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to such investors. CFIUS has or another FIC regulator may seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing our Common Stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things).

We and our outsourcing partners and suppliers may rely on complex machinery for our production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We and our third-party outsourcing partners and suppliers may rely on complex machinery for the production and assembly of our EVs, which will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Our facilities may and the facilities of our third-party outsourcing partners and suppliers consist of large-scale machinery combining many components. These components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of these components may significantly affect the intended operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition or operating results.

We may need to defend against intellectual property infringement claims or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit our ability to commercialize our EVs.

Companies, organizations or individuals, including our competitors, may own or obtain patents, trademarks or other proprietary rights that could prevent or limit our ability to make, use, develop or deploy our EVs, which could make it more difficult for us to operate our business. We may receive inquiries from patent, copyright or trademark owners inquiring whether we infringe upon their proprietary rights. We may also be the subject of more formal allegations that we have misappropriated such parties' trade secrets or other proprietary rights. Companies owning patents or other intellectual property rights relating to battery packs, electric motors, fuel cells or electronic power management systems may allege infringement or misappropriation of such rights. In response to a determination that we have infringed upon or misappropriated a third-party's intellectual property rights, we may be required to do one or more of the following: • cease development, sales or use of our products that incorporate the asserted intellectual property; • pay substantial damages; • obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or available at all; or • re-design one or more aspects or systems of our EVs. A successful claim of infringement or misappropriation against us could materially adversely affect our business, prospects, financial condition and operating results. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Our patent applications for our proprietary technology may not issue or the issued patents we possess may not afford protection against competitors, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of subject matter disclosure or to file a patent application for our proprietary technologies. If another party has filed a patent application to the same or similar subject matter as we have, we may not be entitled to the protection sought by the patent application. We also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may design around our issued patents, which may adversely affect our business, prospects, financial condition and operating results.

Reservations for our products may not translate into binding sales contracts.

Our EVs are still in development and deliveries of the anticipated first volume manufactured EVs, the WOLF Electric Truck and WOLF+ Electric Truck, are not expected to begin until 2025 and may occur later or not at all. As a result, we currently offer reservations for our consumers that do not require financial commitment and will be cancellable without penalty. Given the anticipated lead times between reservations and the date of delivery of our EVs, there is a heightened risk that customers who join our reservation list may ultimately decide not to convert into binding contracts due to potential changes in customer preferences, competitive developments and other factors. As a result, no assurance can be made that

reservations will not be cancelled or that reservations will result in binding sales, and any such cancellations could harm our business, prospects, financial condition and operating results.

Our products make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

The battery packs in our EVs use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. A field or testing failure of our EVs could occur in the future, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve our EVs, could seriously harm our business. In addition, our manufacturing partners and suppliers are expected to store a significant number of lithium-ion cells at their facilities. Any mishandling of battery cells may cause disruption to the operation of such facilities. A safety issue or fire related to the cells could disrupt operations or cause manufacturing delays. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor's EV or energy storage product may cause indirect adverse publicity for us and our EVs. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We may also directly and indirectly depend upon other companies with unionized workforces, such as our manufacturing partners, parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of Common Stock in the foreseeable future. Consequently, investors may have no way to realize any gains on their investment in the foreseeable future.

We expect the majority of our business to be concentrated in certain targeted jurisdictions, putting it at risk of region-specific disruptions.

We expect to initially launch our EV sales in limited jurisdictions. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in other markets that may become similarly concentrated. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes or events in our targeted jurisdictions may expose our business and results of operations to more significant risks.

We expect the majority of our business to be concentrated in certain targeted jurisdictions, putting it at risk of region-specific disruptions.

We expect to initially launch our EV sales in limited jurisdictions. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in other markets that may become similarly concentrated. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes or events in our targeted jurisdictions may expose our business and results of operations to more significant risks.

Our employees and independent contractors may engage in misconduct or other improper activities, which could have an adverse effect on our business, prospects, financial condition and operating results.

We are exposed to the risk that our employees and independent contractors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, U.S. federal and state fraud, abuse, data privacy and security laws, other similar non-U.S. laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, prospects, financial condition and operating results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our business, prospects, financial condition and operating results.

We may become subject to product liability claims, including possible class action and derivative lawsuits, which could harm our financial condition if we are not able to successfully defend or insure against such claims.

Product liability claims, even those without merit or those that do not involve our EVs, could harm our business, prospects, financial condition and operating results. The automobile industry in particular experiences significant product liability claims, and we face inherent risk of exposure to claims in the event our EVs do not perform or are claimed to not have performed as expected. As is true for other EV suppliers, we expect in the future that our EVs will be involved in crashes resulting in death or personal injury. Additionally, product liability claims that affect our competitors or suppliers may cause indirect adverse publicity for us and our EVs. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim against us or our competitors could generate

substantial negative publicity about our EVs and business and could have a material adverse effect on our brand, business, prospects, financial condition and operating results. We may self-insure against the risk of product liability claims for vehicle exposure, meaning that any product liability claims will likely have to be paid from company funds, not by insurance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Edward Yoon Lee	4,080,000	Common Stock	60.355%

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 270,269 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,760,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total number of shares outstanding on a fully diluted basis, 6,760,000 shares, includes 5,892,000 shares of Common Stock and 868,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a

registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Other Material Rights</u>

1. Agreement to Vote Shares - Shareholders agree to vote in favor of all resolutions relating to the Special Actions (which are those that are approved by the Board)

2. Board of Directors - Board consists of up to 3 directors of which all three shall be nominated by the unanimous decision of the Founders. Initial board members are Edward Yoon Lee, Kevin Kyungho Lee and So Yun Lee.

3. Restriction on Transfer of Shares; Right of First Refusal - These restrictions will not apply to crowdfunding shareholders. The restrictions only apply to existing shareholders, shareholders above 3% and employee shareholders.

4. Tag along rights - If any shareholder receives a bona fide offer to purchase at least 25% of the issued and outstanding shares or 1.5M shares in a single transaction, the selling party shall notify the company, founders and employee shareholders.

5. Drag along rights - If a third-party offer is made to one or more shareholders for a merger, amalgamation, reorganization or consolidated transaction that triggers over 50% of the voting shares, or any other transaction stated in Section 6.5, the shareholder shall vote in favor of the offer and approve such transaction.

6. Lock-up - In connection with a Qualified IPO, shareholders will agree not to sell publicly any shares for a period of up to 180 days following the closing of such Qualified IPO.

Please refer to the Company's Shareholders Agreement attached as Exhibit F for additional information regarding the securities' other material rights.

Convertible Note

The security will convert into Preferred shares and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,000,000.00
Maturity Date: April 16, 2023
Interest Rate: 4.0%
Discount Rate: 30.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: Optional to convert at this Reg CF round. Otherwise, qualified equity financing of US$10 million or above, change of control event, IPO, or at maturity.

Material Rights

Holders will receive either the discount or valuation cap, whichever is lower; not both.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,000,000.00
  Use of proceeds: WOLF Prototype, Operation & Working Capital, R&D
  Date: April 16, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $589.20
  Number of Securities Sold: 5,892,000
  Use of proceeds: Working Capital
  Date: March 21, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to December 31, 2022.

<u>Revenue</u>

Revenue for fiscal year 2021 was $0 compared to $0 for fiscal year 2022.

Cost of sales

Cost of Sales for fiscal year 2021 was $0 compared to $0 for fiscal year 2022.

Gross margins

Gross margins for fiscal year 2021 were $0 compared to $0 fiscal 2022.

Gross margins remained the same from the fiscal years ended December 31, 2021 and 2022, because the company was in the research and development and pre-revenue stage.

Expenses

Expenses for fiscal years 2020 and 2021 were $118 and $489,939, respectively, compared to $312,952 in the nine months ended September 30, 2022.

Expenses consist primarily of research and development, salaries and wages, interest, and other operating expenses.

The increase in expenses of $488,571 from 2020 to 2021 consisted primarily of a $365,350 increase in research and development expenses that were related to materials to support our WOLF truck development in 2021, a $27,944 increase in interest expense that is primarily due to the issuance of $1,000,000 of convertible promissory notes in April 2021, and a $95,277 increase in other operating expenses. The increase in other operating expenses is primarily from an increase in office rent, software, professional service costs, and facilities-related costs of service and marketing to support the general growth of the business.

The decrease in expenses of $175,737 from fiscal year 2021 to the nine months ended September 30, 2022, consisted primarily of a $365,350 decrease in research and development expenses, a $153,033 increase in salaries and wages, a $1,874 increase in interest expense, and a $33,706 increase in other operating expenses. The increase in other operating expenses is primarily from the increase in office rent, professional service costs, and facilities-related costs of service and marketing to support the general growth of the business.

Historical results and cash flows:

The Company is currently in the research and development and growth stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company was in the pre-revenue stage. Past cash was primarily generated through the issuance of convertible notes in 2021 and revenues from special vehicle design and construction services in 2022. Our goal is to launch our production in 2025, and once we move into the production phase, our sources of cash will be predominately from our deliveries of vehicles, as well as customer deposits, sales of regulatory credits, and proceeds from financing activities.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2022, the Company has capital resources available in the form of a related party convertible notes issue in the amount of $1,000,000, and $3,944,730 from the sale of specially constructed vehicles which $1,100,000 was received on September 14, 2022. Cash on hand was approximately $801,791 as of December 31, 2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the following initiatives:

Alpha intends to use 22.5% of target funds to raise investor awareness for Alpha's differentiated business plan through various marketing productions including video content creation, social media marketing, trade show exhibitions, other special events, and promotions.

Alpha intends to use 45% of target funds to progress Research & Development. The next phase for Alpha is pre-production vehicle development which is planned to commence in 2023. Milestones within this phase entail confirming vehicle target settings, styling convergence, developing a communication plan, scheduling a gateway clearance plan, constructing a strategy for sourcing, cost setting, target weight setting, completion of computer-aided engineering, checking underbody architecture, system architecture packaging, electric powertrain sizing, feasibility studies, various assessment in costing, setting vehicle performance targets, completing feasibility for mass manufacturing, reliability, and warranty standards, finalizing the Bill of Materials (BOM), and conforming to a homologation plan for certification.

Alpha intends to use 10% of target funds to selectively expand human resources which further strengthens business development. Hiring is planned to be prioritized for support of project management, project coordination, marketing, and customer relations.

Alpha intends to allocate approximately 2% of target funds to ongoing expenses from normal day-to-day operations of its business, including administrative expenses.

In addition to Reserves, Alpha plans to allocate an additional 5% of the target funds to support any working capital needs and short-term obligations.

The Company intends to reserve 10% of target funds to meet any unexpected costs or financial obligations.

Furthermore, the Company intends to allocate the remaining 5.5% towards payment of fees for the crowdfunding portal service provider.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 86% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. The maximum funding goal of $5,000,000 equates to 624% of the company's funds as of December 31, 2022. (Based on the total cash balance of $801,791as of December 31, 2022).

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 7 months. This is based on a current monthly burn rate of $284,975 for expenses related to $121,136 for R&D, $95,000 for salaries, $42,532 for SG&A, $3,313 for interest expenses, and $22,994 for marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 13 months. This is based on a current monthly burn rate of $458,708 for expenses related to $151,420 for R&D, $142,500 for salaries, $45,125 for SG&A, $3,313 for interest expenses, and $116,350 for marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including custom-built vehicle sales. The Company is also planning for additional capital raises in the future.

Indebtedness

- **Creditor:** Two individuals are related to So Yun Lee, a shareholder and Vice Chairman of the Board of Directors of the Company
  Amount Owed: $1,000,000.00
  Interest Rate: 4.0%
  Maturity Date: April 16, 2023
  Amount owed: $500,000 to each individual. Interest is payable at the rate equal to 4% per annum. The convertible promissory notes will be due on April 16, 2023. Notes will convert into preferred shares at 30% discount or $50,000,000 valuation cap.

Related Party Transactions

- **Name of Entity:** Edward Lee
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $7,450 payable. This payable was paid and resolved before September 2022
  Material Terms: N/A

- **Name of Entity:** Young Chull Kim and Sung Joo Kim
  Relationship to Company: Two individuals are related to So Yun Lee, a shareholder and Vice chairman of the Board of Directors of the Company.
  Nature / amount of interest in the transaction: $1,000,000 of convertible promissory notes.
  Material Terms: Interest is payable at the rate equal to 4% per annum. The convertible promissory notes will be due on April 16, 2023. Notes will convert into preferred shares at 30% discount or $50,000,000 valuation cap.

Valuation

Pre-Money Valuation: $125,060,000.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

Alpha has entered into preliminary distribution agreements in Europe, the Middle East, and Asia, equating to an initial projected volume of 3,150 vehicles annually. Taking a low average of US $40,000 per vehicle, such quantity leads to an initial annual revenue of US $126M. This sets our baseline valuation figure at US$125.06M, although the factors illustrated below indicate that our valuation should ramp up higher later this year.

Founded in late 2020, Alpha raised US$1M in convertibles notes at a valuation of $50M in Q2 of 2021 based on its market differentiation and accelerated development. The company has since progressed towards commercialization, received UPSTO recognition for its intellectual property, significantly increased demand for its EVs measured by preorder indications, and generated revenue of US$4M. In 2023, Alpha is diligently pursuing its plans towards bringing its compelling EV solutions to the market.

The EV market is projected to surpass US $1.5T by 2030 and with global government mandates backing the mass electrification of cars, the potential for EV companies to grow exponentially is evident. As such, several new EV companies have reached unicorn status before achieving mass commercialization. Market capitalization figures

reflected in the financial markets is a testament to the quantitative factors determining the valuation of new EV companies being that they are largely based on the potential for growth, future mass adoption of electric cars, and popularity of products.

Consequently, the main factor which speaks directly to the probability of long-term success is high product demand, where Alpha is a clear winner having received over 52,500 vehicle preorder indications to date. Every Alpha vehicle introduced to date has demonstrated high potential for sales, especially the WOLF Truck Series.

VEHICLE PREORDER INDICATIONS*

Even at a low conversion rate of 30% and based on preorder indications alone, Alpha's potential revenue would exceed US$630M in 2022. This speaks to Alpha's unique go-to-market strategy of commercializing EVs accessible to the mass consumer by leveraging award-winning designs, proprietary technologies, and efficient production processes.

A major advantage of Alpha is its ability to execute efficiently which boosts the company's position to be profitable. On the premise that Alpha is capitalized to complete delivery of its EVs, the company would be at a valuation well above US$1B today; however, we understand there are other factors to take into consideration such as market readiness. Thus, given the availability of capital resources, the mass commercialization of Alpha's EVs is realistically targeted to start towards the end of the next 36 months with an initial production of 4,000 units and scaling up to 53,000 units in 2028 at an estimated CAGR of 6.35%, which is our low-end estimate.

FINANCIAL PROJECTIONS*

Based on our industry experience and ability to take a frugal approach in achieving mass production, Alpha estimates strong profit margins which enable the Company to be profitable even at reduced volumes. Even with such capabilities, we are taking a highly conservative approach in consideration of current challenging market conditions with a market share projection of .02% of the global EV market by 2025.

Looking at the facts, and referring only to Alpha's distribution agreements today, conclusively, we seek a fair market valuation of US$125.06M at the beginning of 2023, which offers a significant discount for early investors of Alpha as the factors illustrated indicate that our valuation should increase later this year.

**As of January 4, 2023. Analytical data was collected from www.alphamotorinc.com. The commencement of reservation count for each vehicle model varies due to different launch date of each relevant vehicle model. Not Exhaustive; Based on Production Volume Targets; For illustrative purposes only and subject to change.*

Market Growth & Trends

The popularity of EVs is rapidly rising as they offer significant savings for customers. Fuel cost is on average 60% less for EVs, equating to an annual savings of up to US

$1,300. Maintenance Cost is on average 50% less for EVs, equating to a lifetime savings of up to US $4,600. Mile Range Efficiency is on average 285% greater in an EV, equating to 217 more MPGe. Refueling is reduced to an average of 6 times per year at home, which is 34 fewer trips to the gas station. An EV with a range of 250 miles covers 92 percent of a typical customer's annual driving needs with home charging. (sources: https://www.edmunds.com/ford/f-150/2020/cost-to-own/, https://www.fueleconomy.gov/feg/taxevb.shtml, https://afdc.energy.gov/fuels/electricity_charging_home.html, https://advocacy.consumerreports.org/wp-content/uploads/2020/10/EV-Ownership-Cost-Final-Report-1.pdf.)

The Electric Vehicle market is currently valued at US $287.20 billion in 2021 and it is expected to hit around US $1.56 trillion by 2030 with a CAGR of 27.52 % during the forecast period 2022 to 2030 (https://www.altenergymag.com/news/2022/11/03/electric-vehicle-market-size-to-hit-around-usd-156-trillion-by-2030/38502). Electric vehicles offer significant savings in refueling costs, maintenance, and overall cost of ownership when compared to gasoline vehicles. Globally, government policies are put in place to ban fossil fuel, which renders electric vehicles not only the natural selection, but also mandated by the law.

The Value of the Company's Assets

As the creator of the ACE Coupe Series, JAX Crossover, WOLF Truck Series, SAGA Sedan Series, and REX Utility Vehicle Series, recipient of The 2021 LA Auto Show THE ZEVAS™ Top EV Award, and featured at The Petersen Automotive Museum in Los Angeles, Alpha is a visionary electric vehicle company from California.

Alpha targets streamlined market delivery of its electric vehicles estimated to start production in 2025, supported by proprietary digital-driven vehicle development methods, localized product execution expertise, and globally recognized US manufacturing partnerships. We believe that Alpha is set to take a leadership role in the EV industry by leveraging its modular vehicle technology, efficient manufacturing practices, and eco-conscious process to commercialize the company's most popular vehicles, the WOLF and WOLF+ Electric Trucks.

Alpha has proprietary solutions to address industry challenges. The Company has patented its Multipurpose Vehicle System with Interchangeable Operational Components And Power Supplies. In addition, we have multiple utility patents pending on our unique Digital-Driven Automobile Industrialization System, Digital Automotive Creation Monetization System, Efficient Automobile Commercialization System and Automobile Marketing System. Moreover, all of our vehicle designs have design patents pending.

Alpha estimates favorable unit economics and significant capital benefits from its lean manufacturing operations, tax credits, and government backed incentivization plans supporting electric vehicle sales. An annual decrease in the cost of electric vehicle batteries and overall vehicle components combined with an expected ramp up in

production volume will likely be a contributing factor to potential future improvement of value for consumers at large.

As of October 24, 2022, Alpha has received over 52,500 preorder indications. These preorder indications are non-binding, no-deposit, and require no down payment or reservation fee. Just for WOLF Electric Truck and WOLF+ Electric Truck, which are the Company's first intended vehiclesforo mass production, the number of preorder indications amounts to 16,717. Even if discounted at a conversion rate of 33%, it translates into over US $253,452,000 in projected sales revenue (applying an average price of US $41,000 for WOLF Electric Truck and US $51,000 for WOLF+ Electric Truck). If fully converted into sales, the total value of the preorder indications for WOLF Electric Truck and WOLF+ Electric Truck would be approximately US$760,387,000 (applyingan average price of US $41,000 for Wolf Truck and US $51,000 for Wolf+ Truck).

Alpha has also entered into letters of intent with distributors in Europe, the Middle East and Asia with sales volume that translates into over US $125,000,000 in projected sales revenue.

The Company's Unique Market Position

PROVEN DEMAND - Over 52,500 total preorder indications. See previous section for details.

PATENTED TECHNOLOGY - On November 3, 2022, Alpha received official issuance of utility patent for its modular vehicle system and adjustable platform which enables rapid development of electric vehicles.

PRODUCT ADVANTAGE - Alpha has high product demand and efficient marketing strategies, which allows the Company to focus on product quality.

R&D EFFICIENCY - Even after developing a diverse line of electric vehicles answering various market needs, Alpha remains debt free.

DIVERSE PRODUCT LINE - Competitors are typically focused on offering a single solution. Alpha has developed a variety of electric vehicle solutions in the highest grossing market segments (Pickup Trucks, SUVs, Crossovers) with each category supported by a series of vehicles based on a platform-sharing strategy.

EXPERIENCED LEADERSHIP - Alpha is led by a multi-award-winning team with extensive industry experience from the largest automobile manufacturing companies by market share and partners from top tier e-mobility engineering and manufacturing companies in the US.

PARTNERSHIPS WITH GLOBALLY RECOGNIZED INDUSTRY LEADERS - Competitors spend significant resources in talent acquisition and retention to develop new vehicles. Alpha has partnered with an e-mobility engineering group, HTI, which has pledged to support Alpha with over 1500 engineers globally. HTI has co-developed over 100 different production vehicles on the road today. Alpha has also partnered

with UHI Group, a vehicle manufacturing company located in Sterling Heights, Michigan.

GLOBAL SALES NETWORK - Alpha has established initial distribution arrangements in Europe, Middle East, and Asia, from which an initial projected sales volume of additional 3,150 units per annum can be anticipated at start of production of relevant vehicles.

Management's Prior Achievements & Success

ALPHA LEADERSHIP – FOUNDER & CO-FOUNDER

Edward Lee

Founder, CEO, Chairman of the Board

Edward Lee is Founder, CEO, and Chairman of the Board at Alpha Motor Corporation. At Alpha Motor Corporation, Mr. Lee is focused on commercializing next generation automobiles and mobility solutions. Mr. Lee is the Chief Architect of Alpha's product line, vehicle technologies, and production systems.

Mr. Lee is a multi-award-winning American automotive designer with over 19 years of industry experience in new vehicle development and production. Mr. Lee's previous works include the Lexus LC Flagship Luxury Coupe, which entered production in 2017 and is also based on Mr. Lee's design of the original Lexus LF-LC concept vehicle introduced at the North American International Auto Show in 2012. Mr. Lee has worked for Audi, Lexus, and Toyota throughout his professional career.

Mr. Lee has been recognized by The Center for Leadership at CSU Fullerton for "Excellence in Executive Leadership in Innovation" and was named "Most Motivational Motor Vehicle Manufacturing Chairperson (USA)" by CEO Monthly.

Jada Lee

Co-Founder, Vice Chairman of the Board

Jada Lee is Co-Founder and Vice Chairman of the Board at Alpha Motor Corporation. Ms. Lee has been General Counsel and Chief Compliance Officer of a private equity firm that managed over US$13.5 billion of gross assets and previously built her career at the world's top three international law firms by revenue, as well as at other top-ranking leading U.S. law firms.

Ms. Lee has extensive experience leading transactions in and advising on capital markets, finance, private equity, energy and regulatory matters. For over 15 years, Ms. Lee has regularly advised private and public companies as well as global financial institutions in a wide range of complex corporate, commercial and finance transactions, including energy investments, capital markets, initial public offerings and private equity. Ms. Lee has been leading Alpha Motor Corporation into becoming a distinguished electric vehicle brand.

ADVISORY BOARD

Peter Bardenfleth-Hansen

CEO of ZAPTEC

Peter Bardenfleth-Hansen brings 10 years of commercial experience of scaling Tesla in the Nordics, EMEA and Japan. Mr. Bardenfleth-Hansen introduced Tesla into the Norwegian market and reinforced the sales structure throughout northern Europe. Based on his extensive experience regarding electrification of transportation, Mr. Bardenfleth-Hansen was attracted to Alpha Motor Corporation because he sees the company providing the soul to the greater ecosystem, which was previously missing.

Besides being CEO of Norwegian charge point manufacturer Zaptec, Mr. Bardenfleth-Hansen is Chairman, Board Member and Advisor of e-mobility game changers, including CAKE, Viggo Ridehailing, Evyon, Monta, and formerly Volta Trucks.

Jochen Rudat

Founder of Electric Ventures

Jochen Rudat is a seasoned executive and visionary with almost 25 years of experience in the mobility industry. Mr. Rudat joined Tesla in 2009, where he was one of the company's first hires in Europe and tasked with building Tesla's business in Europe from the ground up. During his tenure, Mr. Rudat was responsible for the launch of all available Tesla products in several markets.

In his last role as Director Central Europe (from July 2016 to September 2019), Mr. Rudat had responsibility for the entire Central Europe region including the key German market. During this time at Tesla, Mr. Rudat also reported directly to Tesla Founder, Elon Musk, and was recognized for his significant achievement by being awarded the Key Contributor Award.

Oded Tal

CEO of MAX Group

Oded Tal Co-founded the MAX Group in 1999 and is serving as the company's C.E.O. since then. Under Mr. Tal's leadership, MAX grew to the leading operations engineering provider to the semiconductors and related industries, with an international footprint and workforce. While at MAX Mr. Tal held numerous executive roles for clients supporting M&A and crisis transition management.

Before joining MAX Mr. Tal held various positions in the semiconductors and automotive industry, in the USA and Israel. After serving in the Israeli air force teaching piston engine maintenance, Mr. Tal started his career at Computest Automotive Test Equipment as part of development and operations management. Mr. Tal served on the CS Mantech technical committee and board of directors, as well as on other commercial and NGO entities. Mr. Tal is currently conducting research for a

PhD. in Industrial engineering at Louisiana State University focusing on hidden losses in automated manufacturing.

Mr. Tal holds a B.Sc. in Industrial Engineering with focus on manufacturing from the University of New Haven, and a Master's in Engineering Management from The Ohio State University. The pursuit of smart team players who are open to being empowered to succeed led Mr. Tal to Alpha Motor Corporation.

Noah Goldstein

Founder and CEO of Ark Productions, Inc

Noah Goldstein is a renowned Grammy Award winning producer, composer, recording engineer, and mixer. Mr. Goldstein served as a producer, A&R representative, and engineer for Kanye West and his label G.O.O.D. Music between 2010 and 2018, during which he collaborated on award-winning projects including My Beautiful Dark Twisted Fantasy, Yeezus, The Life of Pablo (Kanye West), Watch The Throne (Kanye West & Jay-Z), Blonde & Endless (Frank Ocean), Hopelessness (Anohni), Daytona (Pusha-T), Rodeo (Travis Scott), and More Life (Drake).

Mr. Goldstein served as the SVP of A&R for Columbia Records, and produced and composed records for Rosalía and FKA Twigs. He is currently the Founder & CEO of Ark Productions, INC. and Ark Publishing, INC.

Marty Slater

Experienced Engineering Professional

Marty Slater has over 30+ years of professional experience and has held positions of increasing responsibilities in innovative companies such as Becton Dickinson, Johnson & Johnson, Boston Scientific, and Edwards Lifesciences. Mr. Slater has helped to develop a number of lifesaving therapies from early concept through commercialization.

Mr. Slater's early days supporting high volume manufacturing taught him the engineering principles that would lead him to become a founding member of the design for six sigma council at Boston Scientific. At Edwards Lifesciences Mr. Slater continued to develop his knowledge of bringing complex innovative products to market.

MANAGEMENT

Kevin Lee

Chief of Research and Development

Kevin Lee has over 17 years of experience leading the development process of vehicles from concept to production stages, which includes the successful Tesla Model 3. Mr. Lee is an established leader spearheading the evolution of digital processes for advanced and production R&D projects for automotive OEMs, startups, and tech

companies.

Michelle Quan

Chief Financial Officer

Michelle Quan is President and Founder of MTX CPA firm since 2016. In her 19+ years in public accounting, Michelle has worked closely with a broad range of public and private companies. During her 15 years with PricewaterhouseCoopers LLP and RSM US LLP, she worked closely with companies such as Fidelity Nation Financial Inc., Farmers Insurance, AIG, and East West Bancorp.

Joshua Boyt

Business Development

Joshua Boyt is leading business development in cultural growth and community outreach at Alpha Motor Corporation. Mr. Boyt is passionate and driven leader with over 20 years of sales and marketing experience ranging from automotive, specialty food and beverage, advertising, and retail. Mr. Boyt is also the Co-Founder of Advanced Placement, a premier brand strategy agency. Mr. Boyt is an expert in project management, events & activations, and brand/marketing strategy.

Jay Lijewski

Marketing

Jay Lijewski is leading marketing in cultural growth and community outreach at Alpha Motor Corporation. Mr. Lijewski has 22 years of experience in sales, operations and marketing. After fulfilling his military commitment, Mr. Lijewski dedicated over 18 years in sales and marketing and co-founded Advanced Placement, a successful Brand Strategy agency. Jay is recognized globally through his work in experiential marketing and project management.

Business Partnerships & Relationships

· UHI – Vehicle Manufacturing Plant, Sterling Heights, MI, Established 1979. On May 23, 2022, Alpha Motor Corporation and UHI Group ("UHI") entered into a Memorandum of Understanding (MoU) to confirm a synergistic business relationship between the two companies, pursuant to which UHI will manufacture and validate Alpha Motor Corporation's production-ready electric vehicles.

· HTI – Vehicle Engineering Company of Over 200,000 Employees, Novi, MI, Established 1914. On December 10, 2020, Alpha Motor Corporation (Alpha) and Hinduja Tech (HT) entered a Memorandum of Understanding (MoU) to affirm mutually beneficial collaboration opportunities between the two organizations. The scope of cooperation includes the development and production of electric vehicles, post-production support, joint research, and development of other mobility projects. HT's experience in End-to-End Automotive Product Development from Concept to

SOP plus a period of support with an assurance to reduce the Product Cost will strengthen this partnership.

· EKAG – Vehicle Battery, Drivetrain, Electric Drive Unit, and Motor Supplier, Southfield, MI, Established 1994.

· MICHELIN / BF GOODRICH TIRES – Tire Manufacturing Company, Greenville, SC, Established 1889.

· WHEELPROS – Wheel Manufacturing Company, Irvine, CA, Established 1994.

· RECARO – Vehicle Seat Supplier, Clinton Township, MI, Established 1906.

· GKN – Electric Vehicle Drive Systems, Auburn Hills, MI, Established 1902.

· PEICHER AUTOMOTIVE – Vehicle Distributor for EU Region, Wendorf, AT, established 1988.

· EV LAB – Vehicle Distributor for ME Region, Dubai, UAE, Established 2020.

· E.L.E MEDIA – Parent marketing company of Rolling Stone Korea, Seoul, KR, Established 2020.

· CNP MOTORS – Vehicle Distributor for Korea, EU, APAC Region, Seoul KR, Established 2012.

· Michael J. Fox Foundation - The Michael J. Fox Foundation for Parkinson's Research is the largest nonprofit organization dedicated to finding a cure for Parkinson's disease through funded research and ensuring the development of improved therapies for those living with Parkinson's.

The total number of shares outstanding on a fully diluted basis, 6,760,000 shares, includes 5,892,000 shares of Common Stock and 868,000 shares to be issued pursuant to stock options, reserved but unissued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,000,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $14,985.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $4,999,976.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  22.5%
  Alpha intends to use 22.5% of target funds to raise investor awareness for Alpha's differentiated business plan through various marketing productions including video content creation, social media marketing, trade show exhibitions, other special events, and promotions.

- *Research & Development*
  45.0%
  Alpha intends to use 45% of target funds to progress Research & Development. The next phase for Alpha is pre-production vehicle development which is planned to commence in 2023. Milestones within this phase entails constructing a prototype vehicle for test drives, confirming vehicle target settings, styling convergence, developing a communication plane, scheduling a gateway clearance plan, constructing a strategy for sourcing, cost setting, target weight setting, completion of computer aided engineering, checking underbody architecture, system architecture packaging, electric powertrain sizing, feasibility studies, various assessment in costing, setting vehicle performance targets, completing feasibility for mass manufacturing, reliability, and warranty standards, finalizing the Bill of Materials (BOM), and conforming to a homologation plan for certification.

- *Company Employment*
  10.0%
  Alpha intends to use 10% of target funds to selectively expand human resources which further strengthens business development. Hiring is planned to be prioritized for support of project management, project coordination, marketing, and customer relations.

- *Operations*
  2.0%
  Alpha intends to allocate approximately 2% of target funds to ongoing expenses from normal day-to-day operations of its business, including administrative expenses.

- *Working Capital*

5.0%
In additional to Reserves (see below), Alpha plans to allocate additional 5% of the target funds to support any working capital needs and short-term obligations.

- *Reserves*
  10.0%
  The Company intends to reserve 10% of target funds to meet any unexpected costs or financial obligations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.alphamotorinc.com/ https://www.alphamotorinc.com/investors

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/alphamotor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Alpha Motor Corporation

[See attached]

Spectrum Accountancy Corp.

Certified Public Accountants & Consultants

ALPHA MOTOR CORPORATION

Financial Statements

As of December 31, 2022 And 2021

And Independent Auditor's Report

ALPHA MOTOR CORPORATION
Contents

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Alpha Motor Corporation

Opinion

We have audited the accompanying financial statements of Alpha Motor Corporation, a Delaware corporation, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of loss and accumulated deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to the above present fairly, in all material respects, the financial position of Alpha Motor Corporation as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Alpha Motor Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Tel: 626.246.6420 / 626.726.5605
Fax: 626.521.6026 / 626.226.5626
255 E Santa Clara St, Suite 210. Arcadia, CA 91006

Auditor's Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Alpha Motor Corporation's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Alpha Motor Corporation's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Tel: 626.246.6420 / 626.726.5605
Fax: 626.521.6026 / 626.226.5626
255 E Santa Clara St, Suite 210. Arcadia, CA 91006

Report on Supplementary Information

Our audit was conducted primarily for the purpose of forming an opinion on the financial statements as a whole. The supplementary Schedule of Loss and Operating Expenses on page 14, respectively, are presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Spectrum Accountancy Corp.

Arcadia, California
March 10, 2023

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash	$ 801,791	$ 543,254
Accounts receivable	2,844,730	-
Inventory	20,833	-
Prepaid to vendor	319,643	-
Prepaid rent	8,742	1,300
Other receivable	-	60
Total current assets	3,995,739	544,614
Security deposit	19,106	1,300
Total assets	$ 4,014,845	$ 545,914
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Advance from shareholder	$ -	$ 7,450
Unearned revenue	3,944,730	-
Accrued expense	1,279	-
Other payable	1,000	-
Total current liabilities	3,947,009	7,450
Noncurrent liabilities:		
Accrued interest payable	67,945	27,945
Convertible notes payable, related parties	1,000,000	1,000,000
Total noncurrent liabilities	1,067,945	1,027,945
Total liabilities	5,014,954	1,035,395
Stockholders' equity		
Common stock, par value $0.0001		
10,000,000 shares authorized, 5,835,000 shares and 5,760,000 shares, respectively, issued and outstanding	583	576
Accumulated deficit	(1,000,692)	(490,057)
	(1,000,109)	(489,481)
Total liabilities and stockholders' equity	$ 4,014,845	$ 545,914

See accompanying independent auditor's report and notes to financial statements

Statement of Loss and Accumulated Deficit

	Year Ended Dcember 31, 2022	Year Ended Dcember 31, 2021
Net sales	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses	469,977	460,745
Operating loss	(469,977)	(460,745)
Other income	1,247	(27,945)
Interest expense	(40,000)	-
Loss before provision for income taxes	(508,730)	(488,690)
Provision for income taxes	(1,905)	(1,250)
Net loss	(510,635)	(489,939)
Accumulated deficit, beginning of year	(490,057)	(118)
Accumulated deficit, end of year	$ (1,000,692)	$ (490,057)

See accompanying independent auditor's report and notes to financial statements

Accrued interest payable

ALPHA MOTOR CORPORATION

Statement of Cash Flows

		Year Ended Dcember 31, 2022		Year Ended Dcember 31, 2021
Cash flows from operating activities				
Net loss	$	(510,635)	$	(489,939)
Changes in operating assets and liabilities:				
Accounts receivable		(2,844,730)		-
Inventory		(20,833)		-
Prepaid rent		(7,442)		(1,300)
Prepaid to vendor		(319,643)		-
Other receivable		60		(60)
Security deposit		(17,806)		(1,300)
Unearned revenue		3,944,730		-
Accrued expense and other payable		2,279		-
Accrued interest		40,000		27,945
Total adjustments		776,615		25,285
Net cash provided/(used) by operating activities		265,980		(464,654)
Cash flows from financing activities				
Repayment to shareholder		(7,450)		-
Proceeds from issuance of common stock		7		48
Advance from shareholder		-		450
Proceeds from convertible notes payable, related parties		-		1,000,000
Net cash provided / (used) by financing activities		(7,443)		1,000,498
Net change in cash		258,537		535,844
Cash at beginning of year		543,254		7,410
Cash at end of year	$	801,791	$	543,254

See accompanying independent auditor's report and notes to financial statements

Note 1. BUSINESS AND BASIS OF PRESENTATION

Description of Business

Alpha Motor Corporation (hereinafter referred to as the "Company" or "Alpha") is an American automobile and mobility technology company incorporated in the State of Delaware. Alpha was incorporated on August 20, 2020, and headquartered in Irvine, California. Alpha is an on Original Equipment Manufacturer (OEM) of electric vehicles in Utility, Sport, and Adventure categories.

Alpha implements proprietary technology, engineering solutions, and development processes to streamline vehicle production. Alpha works in cooperation with automotive suppliers of various functions to validate and manufacture electric vehicles.

The company's ethos to Move Humanity™ is defined as positive advancement for the world accelerated by innovation in mobility. Alpha's Environmental and Social Governance (ESG) is about responsibly commercializing a new generation of electric vehicles and sustainable solutions in mobility.

Basis of Accounting

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, which is based on the accrual method of accounting.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparations of these financial statements.

Revenue Recognition

Under ASC 606, Revenue from Contracts with Customers, the guidance for contracts with customers, an entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contact, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Use of Estimates and Assumptions

The management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts and disclosure of contingent of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the assumptions and estimates used by management in conjunction with the following: (1) measurement of valuation allowances relating to trade receivables and deferred tax assets; and (2) the selection of the useful life of property and equipment, fair values, revenue recognition, taxes, budgeted costs, and other similar charges. These estimates are periodically reviewed and, accordingly, adjustments made to these estimates are taken into income in the year in which it is determined. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could vary from these estimates.

Cash

For the purposes of reporting cash flows, the Company considers all highly liquid investments with original or remaining maturities to the Company of three months (ninety days) or less to be cash equivalents. Cash and cash equivalents are maintained with secured financial institutions. If, due to current economic conditions, one or more of the financial institutions with which the Company maintains deposit fails, the Company's may be at risk. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and therefore, bear minimal risk.

As of December 31, 2022 and 2021, the Company periodically throughout the year has maintained balances on two operating accounts over the federally insured limits.

Research and Product Development costs

The Company expenses research and product development costs associated with the development of new products and processes when incurred.

Income Taxes

The Company accounts for income taxes under ASC topic 740, "Income Taxes". ASC topic 740 defines an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. ASC topic 740 further requires that a tax position must be more likely than not to be sustained before being recognized in the financial statements, as well as the accrual of interest and penalties as applicable on unrecognized tax positions.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amount at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduced deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period, if any, and the change during the period in deferred tax assets and liabilities. On December 31, 2022, the deferred income taxes are immaterial.

Valuation allowances are recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred income taxes.

Based on its analysis of its position, the Company has concluded that it does not have any uncertain tax positions that meet the recognition or measurement criteria of ASC 740-10. In addition, the Company files U.S. federal and local tax income tax returns. No income tax returns are currently under examination by the government agencies. The statute of limitations of the Company's U.S. federal income tax returns remains open for each of the three years ended December 31, 2022. The statute of limitations of the Company's local state income tax returns may remain open for additional year depending upon the jurisdiction.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivables and accounts payables arising from its normal business activities.

The Company maintains cash in teo local financial institution. All funds in interest-bearing or noninterest-bearing transaction account are insured in full by the Federal Deposit Insurance Corporation (FDIC). This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

Liquidity Risk

Liquidity risk is dependent on receipt of funds from sales and continued access to sufficient credit facilities to be able to pay the Company's liabilities as they become due.

Commodity Price Risk

Commodity price risk mainly associated with variations in the market price for ferrous and nonferrous metals. The timing and magnitude of industry cycles are difficult to predict and are impacted by general economic conditions.

Stock Plan

The Company has adopted its Restricted Stock Plan ("Plan") on September 23, 2020. The Plan provides for the granting of restricted stock awards and stock options to employees, directors and consultants of Alpha. The fair value of restricted stock awards is estimated by the market price of the Company's common stock at the date of grant.

Awards are being amortized to expense over vesting period.

Fair Value Measurements

The FASB ASC 820, "Fair Value Measurements and Disclosures", provides the framework for measuring fair value. The framework prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 – Quoted market prices (unadjusted) are available in active markets for identical investments as of the reporting date. The types of investment included in Level 1 are listed equities and securities.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category are less liquid and restricted equity securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally are investments in private companies.

There were no levels of inputs for any assets or liabilities held by the Company at December 31, 2022 and 2021, respectively.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) ("ASU No. 2019-12"), which is a part of the Simplification Initiative being undertaken by the FASB to reduce complexity of accounting standards. The amendments in this update simplify the accounting for income taxes by removing certain exceptions, the most notable for the Company being the exception to the general methodology for calculating income taxes in an interim period when the year-to-date loss exceeds the anticipated loss for the full year. The guidance will be effective for interim and annual periods beginning after December 15, 2020. Early adoption is permitted, and any adjustments should be reflected as of the beginning of the annual period of adoption. Amendments relevant to the Company should be applied on a prospective basis. The impact of the standard is largely dependent on interim and anticipated profit or loss in a given period, however the Company does not expect ASU No. 2019-12 to have a significant impact on its financial statements.

There are other updates recently issued. The management does not believe that other than disclosed above, the recently issued, but not yet adopted, accounting pronouncements will have a material impact on its financial position or cash flows.

Note 3. CASH

For the deposits in the bank of the United States, the Federal Deposit Insurance ("FDIC") insures the bank balance up to $250,000 for depositor for each non-bearing interest account.

Although the Company maintains its accounts in two main banks, and at times, accounts may exceed the federally insured limits. The Company has not experienced any losses in such accounts, and the management believes the Company is not exposed to any significant credit risk on these accounts.

As of December 31, 2022 and 2021, the Company's cash reported as follows:

	2022	2021
Checking accounts, non-interest bearing	$ 801,791	$ 543,524

Note 4. ACCRUED EXPENSE

As of December 31, 2022 and 2021, respectively, accrued expense consist of the following:

	2022	2021
Legal and professional expense	$ 1,279	$ -

Note 5. COMMITMENTS AND CONTINGENCIES

Operating Expense

The Company leases its operating facility under an operating lease month-to-month through October 2022. Subsequently, the Company leases its operation facility under an operating lease expiring through November 30, 2025.

At December 30, 2022, approximate aggregate minimum future annual lease payments are:

Year ending December 31,		
2023	$	105,432
2024		108,595
2025 (11 months)		102,393
	$	316,420

Rent expense for the years ended December 31, 2022 and 2021 is $25,861 and $11,058, respectively.

Note 6. RELATED-PARTY TRANSACTIONS

Other Payable, related party

Joshua Boyt, the Head of Business Development, provided services to the Company during 2022 and payment of his service was processed on January 4, 2023.

Convertible Notes Payable, related parties

In April 2021, the Company has obtained $1,000,000 of convertible promissory notes from two individuals indirectly related to So Yun Lee, a shareholder and Vice Chairman of the Board of Directors of the Company, equally $500,000 each. The convertible promissory notes will be due on April 16, 2023, for full payment, unless otherwise converted into equity. Interest is payable at the rate equal to 4% per annum.

Note 7. SUBSEQUENT EVENT

The management of the Company has evaluated subsequent events from balance sheet date through March 10, 2023, which is the date of the financial statements were available to be issued. The Company is not aware of any other subsequent events which would require recognition or disclosure in the financial statements.

On January 18, 2023, the Company filed Form C Offering Statement via U.S. Securities and Exchange Commission ("SEC") government agency. The Company announced its Regulated Crowdfunding Equity Offering, Electric Vehicles That Move Humanity™, on StartEngine Capital, LLC private platform. The deadline for this Offering is expected to close on March 20, 2023.

ALPHA MOTOR CORPORATION

Schedules of Loss and Operating Expenses

	Year Ended December 31, 2022	Year Ended December 31, 2021
Net sales	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses:		
Salary	150,000	-
Payroll tax	12,049	-
Research and development expense	-	365,350
Professional and advisor fees	164,497	32,158
Rent	25,861	11,058
Marketing expense	23,755	20,034
Meals	22,743	-
Software and subscriptions	21,492	25,405
Office supply	19,794	4,482
Insurance	13,035	350
Utility	5,734	462
Prototype expense	5,053	-
Bank charge	2,445	1,252
Repairs and maintenance	1,595	-
Moving expense	746	-
Postage and delivery	558	-
Charitable contribution	500	-
License	120	194
Total operating expenses	469,977	460,745
Other income (expenses):		
Other income	1,247	-
Interest expense	(40,000)	(27,945)
Oper Accrued interest payable	$ (508,730)	$ (488,690)

See accompanying independent auditor's report and notes to financial statements

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Alpha Motor is not live or open to the public at this moment.

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Move Humanity™

Alpha Motor Corporation (Alpha) is an award-winning American automobile and mobility technology company focused on manufacturing Utility, Sport, and Adventure electric ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Electric Vehicles That
MOVE HUMANITY
EV
ALPHA MOTOR

$0.00 Raised

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

REASONS TO INVEST

PATENTED TECHNOLOGY - Alpha has proprietary advantages in technology, design, and process enabling speed-to-market efficiency of award-winning EV designs.

STRONG MARKET DEMAND - We have received over 52,500 vehicle preorder indications to date in addition to distribution agreements in Europe, the Middle East, and Asia. The EV market is expected to surpass US$1.5 trillion by 2030.*

EXPERIENCE AND ABILITY TO EXECUTE - Alpha's automotive business proficiency comes from decades of experience at major corporations. Alpha has formed OEM-level strategic partnerships in the U.S. to efficiently develop and manufacture highly competitive EVs.

*Information from (Source)

Invest Now
$18.50 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$499.50	$125.06M

THE PITCH

Alpha is led by automotive professionals working to commercialize our award-winning EV designs. Our patented technology enables speed-to-market efficiency and with over 52,500 vehicle preorder indications received to date, we aim to manufacture for the EV mass market, which is expected to surpass US$1.5 trillion by 2030.

OVERVIEW

Alpha EV Revolution


ALPHA
MOTOR
ZEVAS
TOP COUPE ZEV
2021
WINNER
Electric Vehicles That
MOVE
HUMANITY™
Images are computer-generated demo versions of current vehicle models. Product is currently available for preorders.

Leveraging award-winning designs alongside patented technology and production methods, Alpha is efficiently creating the next generation of electric vehicles to be equipped with quality performance that is enjoyable and accessible.


CREATING THE NEXT GENERATION OF ELECTRIC VEHICLES
WOLF
REX

**Alpha's multi-purpose vehicle system enables shared solutions to streamline EV development. Images are computer-generated demo versions.*



**Here's a look at our patented modular vehicle system. Images are computer-generated demo versions.*

Alpha's unique vehicle system includes:

- Dimensionally adjustable chassis
- Interchangeable power components
- Interchangeable interior components
- Interchangeable subsystem components
- Interchangeable user interface control system
- Interchangeable body modules enabling vehicle variants


ENCOMPASSES MULTIPLE CATEGORIES FOR THE CONSUMER MARKET
Utility / Sport / Adventure Electric Vehicles

**Images are computer-generated demo versions of current vehicle models. Product is currently available for preorders.*

The Alpha lineup encompasses multiple categories for the consumer market – including **Utility, Sport, and Adventure Series** vehicles. Our patented modular vehicle system allows us to rapidly create and develop a variety of EV solutions. Alpha is committed to creating the kinds of electric vehicles we believe the world has always wanted to see but that have not existed – until now.

> *"If we are to get drivers to move to electric vehicles, mandates and incentives are not enough. We need to design and build cars they want to drive.*
>
> *As an avid car guy, when I look at the cars the Alpha team designed, I want to buy every single one of them, and I want to drive them. With the right design, change is a good thing!"*
>
> ODED TAL, CEO MAX GROUP

THE PROBLEM & OUR SOLUTION

Green Economy Driven by EVs


Electric Vehicles That
MOVE
HUMANITY™
ZEVAS
2021
FINALIST
TOP CROSSOVER ZEV
ALPHA
MOTOR

Images are computer-generated demo versions of current vehicle models. Product is currently available for preorders.

On a global scale, **gasoline-powered vehicles contribute massively to the deterioration of our planet's atmosphere** and are not sustainable as we move towards a net zero green economy. Alpha believes that the electrification of cars is the way forward, offering significant savings in fuel, maintenance, and overall ownership costs, compared to gasoline vehicles. Alpha's vision to Move Humanity places focus on sustainability with an emphasis on the impact on our consumers. We are convinced that the decisions involving sustainability should consider accountability and values that stand the test of time.


MOVE HUMANITY™

In order to move the needle forward on mass adoption trends, it is Alpha's observation that the current market is lacking in stylish, affordable, and functional EV options, and we are striving to fill the void.


THE EV ADVANTAGE
Fuel costs average 60% less for EVs, equating to an annual savings of up to US$1300
Maintenance averages 50% less for EVs, equating to a lifetime savings of up to US$4,600
EV Mile Range Efficiency is on average 285% greater, equating to 217 more MPGe
The resale value of EVs maintains a level that is comparable to ICE vehicles over a period of 5 years
Range of 250 miles covers 92% of typical consumer's annual driving needs with home charging
Refueling is reduced to an average of 6 times per year at home, which is 34 fewer trips to the gas station.

**Images are computer-generated demo versions of current vehicle models. Product is currently available for pre-orders*

***The EV Advantage: (source)*

- Fuel costs average 60% less for EVs, equating to an annual savings of up to US$1,300.
- Maintenance averages 50% less for EVs, equating to a lifetime savings of up to US$4,600.
- EV Mile Range Efficiency is on average 285% greater, equating to 217 more MPGe.
- Refueling is reduced to an average of 6 times per year at home, which is 34 fewer trips to the gas station.
- An EV with a range of 250 miles covers 92% of a typical customer's annual driving needs with home charging.
- Resale value of EVs maintains a level comparable to ICE (Internal combustion engine vehicles) vehicles over a period of 5 years.

> ***"We believe that the vision of Alpha Motor Corporation and its differentiated approach in developing electric vehicles with a strong focus on product cost and responsible productionizing plan of them, initiates a remarkable change in the current electric mobility industry and brings the focus towards sustainable, green and healthier future for both the consumer and the automotive industry."***
>
> **VIJAY MALIK, PRESIDENT, HTI**

Our technology is **backed by a level of experience and expertise that we believe is rare to the emerging EV industry**. Our Leadership and Advisory Board carries an impressive track record of scaling business growth for top EV companies including Tesla. They believe in Alpha's potential to become a highly influential brand and will further support the company to achieve significant milestones.



Through decades of automotive research and technical development, company founder, Edward Lee, a multi-award-winning American automotive designer, has worked with some of the world's most well-known automobile manufacturers including Toyota, Lexus, and Audi. Mr. Lee has been recognized by The Center for Leadership at CSU Fullerton for "Excellence in Executive Leadership in Innovation" and was named "Most Motivational Motor Vehicle Manufacturing Chairperson (USA)" by CEO Monthly.

> ***"Alpha Motors is a bright star in an otherwise uniform sea of EV start-ups.***
>
> ***They dare bring back the very essence and soul of vehicle design, something that, in my humble opinion, has been lost for decades. I am proud and excited to be part of this journey."***
>
> **PETER BARDENFLETH-HANSEN, CEO ZAPTEC**

THE MARKET & OUR TRACTION

Strong Market Demand Backed By National Production Power


WOLF TRUCK EXHIBITION
PETERSEN AUTOMOTIVE MUSEUM
LOS ANGELES

Since being introduced to the market, Alpha's designs have caught the attention of consumers and industry experts. In 2021, the company's Wolf Electric Truck was exhibited in concept form to the public at the Petersen Automotive Museum in Los Angeles, and has remained on display by popular demand until very recently. This exhibition marked the successful completion of our proof-of-concept stage **generating over 9,600 initial preorder indications**.


ALPHA
CREATING UNIVERSALLY
BELOVED ELECTRIC CARS
WITH TIMELESS APPEAL

Combining proprietary technology, patented design, and a differentiated go-to-market strategy led by the company's most popular vehicles, we believe Alpha may be poised for international distribution with an end goal of streamlining mass market delivery starting in 2025. At present, the company is actively building custom-built vehicles in limited quantities, but is experiencing overwhelming demand, having received **a total of over 52,500 vehicle preorder indications to date**.


OVER 52,500
VEHICLE PREORDER INDICATIONS TO DATE

**Images are computer-generated demo versions of current vehicle models. Product is currently available for pre-orders*

Alpha has formed OEM-level strategic partnerships in the U.S. including UHI, which has a 406,000 sq. ft vehicle manufacturing plant based in Sterling Heights, Michigan. Moreover, Alpha has secured multiple patents, which protects proprietary design, patented technology, and development process to streamline expansion. We believe that **this unique advantage may enable Alpha to swiftly fulfill market demand and gain market share**.



The company currently has distribution agreements in Europe, the Middle East, and Asia, equating to an **initial projected volume of 3,150 vehicles annually**. We also anticipate economic and capital advantages from lean manufacturing operations, tax credits, and government-backed incentives to boost EV sales.

> ***"We are excited to be a part of Alpha Motor Corporation's success. Their unique styling and cutting-edge technology will surely set them apart from any other vehicle line.***
>
> ***Our existing manufacturing equipment and flexible assembly cells will save them many months of build time and a significant amount of upfront capital investment."***
>
> **JOHN KOCIS, BUSINESS DEVELOPMENT AT UHI**

WHY INVEST

Move Humanity Together!

From its early inception, Alpha has caught the attention of consumers and industry experts alike, winning awards for our designs and amassing substantial preorder demand. As we move to become a leader in the EV industry, the company plans to focus on successful commercialization and expansion well into the future with our diverse, differentiated, and accessible vehicle solutions.


ALPHA
MOTOR
Electric Vehicles That
MOVE HUMANITY™
Images are computer-generated demo versions of current vehicle models. Product is currently available for preorders.

Simply put, at Alpha, **we build cars because we love seeing people enjoy them**, and we are passionate about every step of our process. We trust that our investors will be proud to back a new American EV brand, producing some of the market's most in-demand electric vehicle solutions, and we look forward to celebrating many milestones with our supporters. **Let's Move Humanity together**. Join Us!

> ***"We cannot wait for people to drive our cars and experience amazing adventures together. We are grateful for this opportunity to build beautiful cars for people.***
>
> ***Our commitment, industry experience, and passion for building electric vehicles is the navigation to our destination.***
>
> ***We have overcome challenges of commercializing new vehicles and we understand what it takes to bring compelling vehicles to the market. Alpha is backed by extensive product execution expertise and support from compassionate industry leaders who are driven to make Alpha successful."***
>
> **EDWARD LEE, FOUNDER OF ALPHA MOTOR CORPORATION**

ABOUT

HEADQUARTERS	VALUATION
9551 Irvine Center Drive Irvine, CA 92618	**$125.06M**

Alpha Motor Corporation (Alpha) is an award-winning American automobile and mobility technology company focused on manufacturing Utility, Sport, and Adventure electric vehicles. Following a successful market introduction in 2020 and backed by over 52,500 vehicle preorder indications, Alpha is advancing to pre-production vehicle development in 2023.

TEAM



Edward Lee
Founder/CEO

Edward Lee is Founder, CEO, and Chairman of the Board at Alpha Motor Corporation. At Alpha Motor Corporation, Mr. Lee is focused on commercializing next generation automobiles and mobility solutions. Mr. Lee is the Chief Architect of Alpha's product line, vehicle technologies, and production systems. Mr. Lee is a multi-award-winning American automotive designer with over 19 years of industry experience in new vehicle development and production. Mr. Lee's previous works include the Lexus LC Flagship Luxury Coupe, which entered production in 2017 and is also based on Mr. Lee's design of the original Lexus LF-LC concept vehicle introduced at the North American International Auto Show in 2012. Mr. Lee has worked for Audi, Lexus, and Toyota throughout his professional career. Mr. Lee has been recognized by The Center for Leadership at CSU Fullerton for "Excellence in Executive Leadership in Innovation" and was named "Most Motivational Motor Vehicle Manufacturing Chairperson (USA)" by CEO Monthly.



Jada Lee
Co-Founder/Vice Chairman of the Board

Jada Lee is Co-Founder and Vice Chairman of the Board at Alpha Motor Corporation. Ms. Lee has been General Counsel and Chief Compliance Officer of a private equity firm that managed over US$13.5 billion of gross assets and previously built her career at the world's top three international law firms by revenue, as well as at other top-ranking leading U.S. law firms. Ms. Lee has extensive experience leading transactions in and advising on capital markets, finance, private equity, energy and regulatory matters. For over 15 years, Ms. Lee has regularly advised private and public companies as well as global financial institutions in a wide range of complex corporate, commercial and finance transactions, including energy investments, capital markets, initial public offerings and private equity. Ms. Lee has been leading Alpha Motor Corporation into becoming a distinguished electric vehicle brand.



Kevin Lee
Chief Of Research and Development

Kevin Lee is Chief of Research and Development at Alpha Motor Corporation. Mr. Lee leads R&D strategy, vision, and management of electric vehicle innovation and mobility technologies. Mr. Lee's responsibilities include maintaining and developing world-class R&D operations at Alpha. Mr. Lee has over 17 years of experience leading the development process of vehicles from concept to production stages, which includes the successful Tesla Model 3. Mr. Lee is an established leader spearheading the evolution of digital processes for advanced and production R&D projects for automotive OEMs, startups, and tech companies.



Michelle Quan
CFO

Michelle Quan is President and Founder of MTX CPA firm since 2016. In her 19+ years in public accounting, Michelle has worked closely with a broad range of public and private companies. During her 15 years with PricewaterhouseCoopers LLP and RSM US LLP, she worked closely with companies such as Fidelity Nation Financial Inc., Farmers Insurance, AIG, and East West Bancorp. At MTX CPA, Michelle assists clients with tax compliance including domestic and international income tax, sales tax, payroll tax, property tax, and other local tax reporting. She provides services to clients and other CPA firms on special projects, including, R&D tax credit calculations, various state tax credit analysis, ASC 740 tax provision calculations, debt to equity analysis, start-up company structuring, and etc. Her organization prepares annual and interim tax provision calculations in accordance with International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles (GAAP) and provides assistance in GAAP to IFRS reporting conversion, business tax planning and tax compliance.



Jay Lijewski
Head of Marketing

Jay Lijewski is leading marketing in cultural growth and community outreach at Alpha Motor Corporation. Mr. Lijewski has 22 years of experience in sales, operations and marketing. After fulfilling his military commitment, Mr. Lijewski dedicated over 18 years in sales and marketing and co-founded Advanced Placement, a successful Brand Strategy agency. Jay is recognized globally through his work in experiential marketing and project management.



Joshua Boyt
Head of Business Development

Joshua Boyt is leading business development in cultural growth and community outreach at Alpha Motor Corporation. Mr. Boyt is passionate and driven leader with over 20 years of sales and marketing experience ranging from automotive, specialty food and beverage, advertising, and retail. Mr. Boyt is also the Co-Founder of Advanced Placement, a premier brand strategy agency. Mr. Boyt is an expert in project management, events and activations, and brand/marketing strategy.



Peter Bardenfleth-Hansen
Advisory Board Member

Peter Bardenfleth-Hansen brings 10 years of commercial experience of scaling Tesla in the Nordics, EMEA and Japan. Mr. Bardenfleth-Hansen introduced Tesla into the Norwegian market and reinforced the sales structure throughout northern Europe. Based on his extensive experience regarding electrification of transportation, Mr. Bardenfleth-Hansen was attracted to Alpha Motor Corporation because he sees the company providing the soul to the greater ecosystem, which was previously missing. Besides being CEO of Norwegian charge point manufacturer Zaptec, Mr. Bardenfleth-Hansen is Chairman, Board Member and Advisor of e-mobility game changers, including CAKE, Viggo Ridehailing, Evyon, Monta, and formerly Volta Trucks.



Jochen Rudat
Advisory Board Member

Jochen Rudat is a seasoned executive and visionary with almost 25 years of experience in the mobility industry. Mr. Rudat joined Tesla in 2009, where he was one of the company's first hires in Europe and tasked with building Tesla's business in Europe from the ground up. During his tenure Mr. Rudat was responsible for the launch of all available Tesla products in several markets. In his last role as Director Central Europe (from July 2016 to September 2019), Mr. Rudat had responsibility for the entire region including the key German market. During this time at Tesla, Mr. Rudat also reported directly to Tesla Founder, Elon Musk, and was recognized for his significant achievement by being awarded the Key Contributor Award.



Oded Tal
Advisory Board Member

Oded Tal Co-founded the MAX Group in 1999 and is serving as the company's C.E.O. since then. Under Mr. Tal's leadership MAX grew to the leading operations engineering provider to the semiconductors and related industries, with an international footprint and workforce. While at MAX Mr. Tal held numerous executive roles for clients supporting M&A and crisis transition management. Before joining MAX Mr. Tal held various positions in the semiconductors and automotive industry, in the USA and Israel. After serving in the Israeli air force teaching piston engine maintenance, Mr. Tal started his career at Computest Automotive Test Equipment as part of development and operations management. Mr. Tal served on the CS Mantech technical committee and board of directors, as well as on other commercial and NGO entities. Mr. Tal is currently conducting research for a PhD. in Industrial engineering at Louisiana State University focusing on hidden losses in automated manufacturing. Mr. Tal holds a BSc in Industrial Engineering with focus on manufacturing from the University of New Haven, and a Masters in Engineering Management from The Ohio State University. Pursuit of smart team players who are open to being empowered to succeed led Mr. Tal to Alpha Motor Corporation.



Marty Slater
Advisory Board Member

Marty Slater has over 30+ years of professional experience and has held positions of increasing responsibilities in innovative companies such as Becton Dickinson, Johnson & Johnson, Boston Scientific, and Edwards Lifesciences. Mr. Slater has helped to develop a number of lifesaving therapies from early concept through commercialization. Mr. Slater's early days supporting high volume manufacturing taught him the engineering principles that would lead him to become a founding member of the design for six sigma council at Boston Scientific. At Edwards Lifesciences Mr. Slater continued to develop his knowledge of bringing complex innovative products to market.



Noah Goldstein
Advisory Board Member

Noah Goldstein is a renowned Grammy Award winning producer, composer, recording engineer, and mixer. Mr. Goldstein served as a producer, A&R representative, and engineer for Kanye West and his label G.O.O.D. Music between 2010 and 2018, during which he collaborated on award-winning projects including My Beautiful Dark Twisted Fantasy, Yeezus, The Life of Pablo (Kanye West), Watch The Throne (Kanye West & Jay-Z), Blonde & Endless (Frank Ocean), Hopelessness (Anohni), Daytona (Pusha-T), Rodeo (Travis Scott), and More Life (Drake). Mr. Goldstein served as the SVP of A&R for Columbia Records, and produced and composed records for Rosalía and FKA Twigs. He is currently the Founder & CEO of Ark Productions, INC. and Ark Publishing, INC.

TERMS

Alpha Motor

Overview

PRICE PER SHARE	VALUATION
$18.50	$125.06M
DEADLINE	AMOUNT RAISED
Mar 20, 2023	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$499.50	Equity
MAX INVESTMENT	ASSET TYPE
$4,999,976.50	COMMON
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
810	Common Stock
	MAX NUMBER OF SHARES OFFERED
	270,269

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company :	**Alpha Motor Corporation**
Corporate Address :	**9551 Irvine Center Drive, Irvine, CA 92618**
Offering Minimum :	**$14,985.00**
Offering Maximum :	**$4,999,976.50**
Minimum Investment Amount (per investor) :	**$499.50**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**
Minimum Number of Shares Offered :	**810**
Maximum Number of Shares Offered :	**270,269**
Price per Share :	**$18.50**
Pre-Money Valuation :	**$125,060,000.00**

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

VIP Early Birds
Invest within the first 48 hours and receive 15% bonus shares

Super Early Bird Bonus
Invest within the first week and receive 10% bonus shares

Early Bird Bonus
Invest within the first two weeks and receive 5% bonus shares

Amount-Based:

$5000+ | SILVER Level Perk
Invest $5000+ and receive
$500 credit upon purchase of a vehicle *1
Limited edition T-shirt

$10,000+ | GOLD Level Perk
Invest $10,000+ and receive
$1,500 credit upon purchase of a vehicle *1
Limited edition T-shirt
5% bonus shares

$20,000+ | PLATINUM Level Perk
Invest $20,000+ and receive
$3,000 credit upon purchase of a vehicle *1
Limited edition T-shirt
10% bonus shares

$250,000+ | ALPHA Level Perk
Invest $250,000+ and receive
Free Alpha vehicle at the start of production or US$100,000 credit *2
Exclusive Collectible Scale Model of Alpha Vehicle *3
Limited edition T-shirt
24 x 36 Exclusive Canvas Print Art Collectible
15% bonus shares

**1 The credit will apply towards purchase of a vehicle from Alpha Motor Corporation ("Alpha vehicle"). At the time of any required payment of deposit, you will be requested to pay the remainder of the deposit amount, should you choose to make a deposit for purchase of an Alpha vehicle. If the credit is higher than the deposit required, such surplus will be applied towards the purchase of an Alpha vehicle. The credit is nonrefundable.*

**2 Investor may select any Alpha vehicle so long as such vehicle is in mass production, up to US $60,000 value. For any Alpha vehicle above US $60,000, investor shall pay the difference. For any investor that has placed an order made and down payment for the Limited Edition Montage, US$100,000 credit out of the amount invested will be applied towards the remaining payment balance.*

**3 The model will be a fractional scale to an Alpha vehicle, e.g., 1:64 scale.*

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Alpha Motor will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $18.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,850. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

PRESS

Kahn Media

Petersen Automotive Museum Exhibits Alpha Motor Corporation's Latest Adventure-Fueled World Electric Truck

View Article

LA Auto Show

LA AUTO SHOW ANNOUNCES "THE ZEVAS" AWARD WINNERS

View Article

designboom

alpha motor seeks more adventure with its purely electric WOLF+ pickup truck

View Article

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The best part of creating cars is seeing people love and enjoy them.

Move Humanity is life after innovation.

If you could do a good deed every day of your life, what would it be?

For us, that commitment is building electric cars for the wellness of our community and environment.

We move with people who are working together to make a positive change.

Alpha means new beginnings to a future of hope.

We're inspired to Move Humanity.

We are aiming to lead the EV revolution by offering a diverse line of fun electric vehicles inspired from our imagination and experience.

Our electric vehicles are expertly designed to appeal to a wide audience and move the needle forward on mass adoption of EVs.

The pure electric Saga.

We are committed to creating electric vehicles we believe the world has always wanted to see but have not existed – until now.

I want to share our vision, which is to Move Humanity - something that everyone can do.

Thank you to everyone who encouraged me to be here.

I honor you and I am so grateful for this opportunity.

Thank you very much.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ALPHA MOTOR CORPORATION

SHAREHOLDERS RESOLUTIONS

dated January 6, 2023

The undersigned, being all of the Shareholders of Alpha Motor Corporation a Delaware Corporation (the "Corporation"), and acting unanimously without a meeting pursuant to section 211(b) of the General Corporation Law of the State of Delaware, do hereby consent to, take and adopt for the records of the Corporation the following actions in lieu of a meeting of the Shareholders:

1. AMENDMENT OF SHAREHOLDER AGREEMENT

BE IT HEREBY RESOLVED AND APPROVED, that the Shareholders Agreement has been amended and restated in its entirety as attached hereto as Exhibit A and the Shareholders hereby agree that it shall be adopted as the new Shareholders Agreement.

2. WAIVER OF RESTRICTIONS

BE IT HEREBY RESOLVED AND APPROVED, that the Shareholders hereby waive any restrictions stated in Section 6.1 of the Shareholders Agreement from being applied to any new investor that becomes a shareholder of the Company by way of the upcoming crowdfunding fundraise on StartEngine platform. This resolution is being passed and approved for the avoidance of any doubt although the newly amended Shareholders Agreement contains an explicit statement that Section 6.1 applies only to previous shareholders and shareholders above 3% (of the issued and outstanding shares on a fully diluted basis) threshold.

In connection with the above-stated issuance of Shares:

(a) it is desirable and in the best interest of the Corporation that the amended and restated Shareholders Agreement and waiver of restrictions be passed and approved; and

(b) the applicable Officers and their designees or agents are hereby authorized to perform on behalf of the Corporation any and all such acts as they deem necessary or advisable in order to comply with any applicable state laws, and in connection therewith to execute and file all requisite papers and documents, including, but not limited to, applications, reports, surety bonds, irrevocable consents and appointments of attorneys for service of process.

This Shareholders Resolutions may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Shareholders Resolutions as of the date hereof.

[*Signature Page to Follow*]

Signed by all Shareholders of Alpha Motor Corporation:

Name: **Edward Yoon Lee**
Date: January 6, 2023

____

Name: **So Yun Lee**
Date:

____

Name: **Kevin Kyung-ho Lee**
Date:

____

Name: **Michelle Jienong Li Quan**
Date:

____

Name: **David Jonathan Macleese**
Date:

____

Name: **Peter Bardenfleth-Hansen**
Date:

____

Name: **Jochen Rudat**
Date:

Signed by all Shareholders of Alpha Motor Corporation:

____

Name: **Edward Yoon Lee**
Date:

____

Name: **So Yun Lee**
Date: January 6, 2023

____

Name: **Kevin Kyung-ho Lee**
Date:

____

Name: **Michelle Jienong Li Quan**
Date:

____

Name: **David Jonathan Macleese**
Date:

____

Name: **Peter Bardenfleth-Hansen**
Date:

____

Name: **Jochen Rudat**
Date:

Signed by all Shareholders of Alpha Motor Corporation:

____

Name: **Edward Yoon Lee**
Date:

____

Name: **So Yun Lee**
Date:

____

Name: **Kevin Kyung-ho Lee**
Date: 01/06/2023

____

Name: **Michelle Jienong Li Quan**
Date:

____

Name: **David Jonathan Macleese**
Date:

____

Name: **Peter Bardenfleth-Hansen**
Date:

____

Name: **Jochen Rudat**
Date:

Signed by all Shareholders of Alpha Motor Corporation:

____

Name: **Edward Yoon Lee**
Date:

____

Name: **So Yun Lee**
Date:

____

Name: **Kevin Kyung-ho Lee**
Date:

____

Name: **Michelle Jienong Li Quan**
Date: January 6, 2023

____

Name: **David Jonathan Macleese**
Date:

____

Name: **Peter Bardenfleth-Hansen**
Date:

____

Name: **Jochen Rudat**
Date:

Signed by all Shareholders of Alpha Motor Corporation:

____

Name: **Edward Yoon Lee**
Date:

____

Name: **So Yun Lee**
Date:

____

Name: **Kevin Kyung-ho Lee**
Date:

____

Name: **Michelle Jienong Li Quan**
Date:

____

Name: **David Jonathan Macleese**
Date: **01/06/2023**

____

Name: **Peter Bardenfleth-Hansen**
Date:

____

Name: **Jochen Rudat**
Date:

Signed by all Shareholders of Alpha Motor Corporation:

____

Name: Edward Yoon Lee
Date:

____

Name: So Yun Lee
Date:

____

Name: Kevin Kyung-ho Lee
Date:

____

Name: Michelle Jienong Li Quan
Date:

____

Name: David Jonathan Macleese
Date:

____

Name: Peter Bardenfleth-Hansen
Date: January 6, 2023

____

Name: Jochen Rudat
Date:

Exhibit A

Amended and Restated Shareholders Agreement

ALPHA MOTOR CORPORATION

SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT is effective as of the 9th day of September, 2020 between Alpha Motor Corporation, a corporation incorporated under the laws of Delaware (the "Corporation"); Edward Yoon Lee, an individual residing in the city of Irvine, California, U.S.A.; Kevin Kyung-ho Lee, an individual residing in the city of Irvine, California, U.S.A.; So Yun Lee, an individual residing in the city of Hong Kong, Hong Kong Special Administrative Region of the People's Republic of China; and Michelle Jienong Li Quan, an individual residing in the city of Monterey Park, California, U.S.A.; and any person who becomes a party hereto by executing a Joinder in the form annexed hereto as Schedule B (a "Joinder").

RECITALS:

WHEREAS the parties hereto, other than the Corporation, together own, directly or indirectly, all of the issued and outstanding shares in the capital of the Corporation as of the date hereof; and

WHEREAS the parties hereto wish to record their agreement as to the manner in which the Corporation's affairs are to be conducted and to agree upon the terms on which the securities of the Corporation, now or hereafter outstanding and held by them, will be held, transferred and voted.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements herein contained the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

(a) "Affiliate" of a Person means another Person where:

(i) one of them is a Subsidiary of the other; or

(ii) each of them is Controlled by the same Person.

(b) "Agreement" means this Shareholders Agreement and all attached schedules and all instruments supplemental to or in amendment or confirmation of this Agreement;

(c) "Articles" means the articles of incorporation of the Corporation, as amended from time to time;

(d) "Board" means the board of directors of the Corporation, as the same may be constituted from time to time in accordance with this Agreement;

(e) "Business Day" means any day except Saturday, Sunday or any statutory holiday in California, United States of America or in Hong Kong Special Administrative Region of the People's Republic of China;

(f) "Bylaws" means the bylaws of the Corporation, as amended from time to time, as applicable;

(g) "Code" means the Delaware General Corporation Law, as the same may be amended from time to time;

(h) "Common Shares" means the Common Shares in the capital of the Corporation;

(i) "Competitor" means any business which is, at the relevant time, engaged in the design, manufacturing, development, marketing, sale or licensing of any products or services that are in form and function competitive with any of the products and services that are marketed and sold or licensed by the Corporation or any product or service that is known by a Shareholder to be under development by the Corporation;

(j) "Control" means: (a) with respect to any corporation, the ownership, beneficially and legally, of voting securities in the capital of such corporation, to which are attached more than fifty percent (50%) of the votes that may be cast to elect the directors of such corporation and such votes are sufficient (if exercised) to elect a majority of the directors; and (b) with respect to a partnership, trust, syndicate or other entity, actual power or authority to manage and direct the affairs of, or ownership of more than fifty percent (50%) of the beneficial interest in such entity;

(k) "Family Members" means, in respect of an individual, any parent, grandparent, spouse, child, spouse of a child, stepchild, grandchild and/or sibling;

(l) "Founders" means Edward Yoon Lee and So Yun Lee, and "Founder" means any one of them;

(m) "National Securities Exchange" means The Nasdaq Global Market, The Nasdaq Global Select Market or The New York Stock Exchange;

(n) "Parties" means, collectively, the Shareholders, the Founders, and the Corporation and any other Person that becomes a party to this Agreement, and "Party" means any one of them;

(o) "Person" includes any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body

corporate, and a natural Person in his capacity as trustee, executor, administrator, or other legal representative;

(p) "Public Offering" means any sale or distribution to the public of Common Shares of the Corporation pursuant to an offering registered under the Securities Act, whether by the Corporation, by Shareholders and/ or by any other holders of the Corporation's Common Shares;

(q) "Qualified IPO" means an underwritten Public Offering by the Corporation of its Shares pursuant to a registration statement under the Securities Act with an aggregate offering price of at least Fifty Million United States Dollars (U.S.$50,000,000) and, immediately after such Public Offering, the Common Shares are quoted or listed for trading on a National Securities Exchange and/or any other stock exchange or market approved in writing by a Shareholder Majority;

(r) "Securities Act" means the United States Securities Act of 1933, as amended;

(s) "Shares" means the Common Shares;

(t) "Shareholder Majority" means Shareholders holding more than fifty percent (50%) of the outstanding Shares;

(u) "Shareholders" means the Founders, Kevin Kyung-ho Lee and Michelle Jienong Li Quan, together with such other Persons as may become Parties to this Agreement as a shareholder of the Corporation, collectively, and "Shareholder" means any one of such Persons individually;

(v) "Stock Plan" means the Corporation's 2020 Stock Plan and as it may be amended from time to time, providing for the issuance of Common Shares to eligible employees, consultants, directors, vendors and any other parties approved by the Board;

(w) "Subsidiary" means a Person that is Controlled directly or indirectly by another Person; and

(x) "Transfer" means any disposition, transfer, sale, exchange, assignment, gift, bequest, disposition, mortgage, hypothecation, charge, pledge, encumbrance, grant of security interest, or any arrangement by which possession, legal title or beneficial ownership passes, directly or indirectly, from one person or entity to another, or to the same person or entity in a different capacity, whether or not voluntary and whether or not for value, and includes any agreement to effect the foregoing.

1.2 Additional Definitions

Unless there is something inconsistent in the subject matter or context, or unless otherwise provided in this Agreement, all other words and terms used in this Agreement that are defined in the Code have the meanings set out in the Code.

1.3 Certain Rules of Interpretation

In this Agreement:

(a) **Consent -** Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required is conclusively deemed to have withheld its approval or consent.

(b) **Headings -** Headings of articles and sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(c) **Including -** Where the word "including" or the word "includes" is used in this Agreement, it means "including (or includes) without limitation".

(d) **Number and Gender -** Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(e) **Severability -** If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision is, as to such jurisdiction, ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(f) **Time -** Time is of the essence in the performance of the Parties' respective obligations.

(g) **Time Periods -** Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done are calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the following Business Day if the last day of the period is not a Business Day.

(h) **Currency -** Unless otherwise indicated all dollar amounts referred to in this Agreement, including the symbol "$", refer to lawful currency of the United States of America.

ARTICLE 2
PURPOSE AND SCOPE

2.1 Compliance with Agreement

Each Shareholder agrees to vote and act as a shareholder of the Corporation to fulfil the provisions of this Agreement and in all other respects to comply with, and use all reasonable efforts to cause the Corporation to comply with, this Agreement, and to the extent, if any, permitted by law, shall cause its respective nominee(s) as directors of the Corporation to act in accordance with this Agreement. The Shareholders further undertake that they will use their influence as Shareholders to cause such meetings of the Corporation to be held, resolutions passed, bylaws enacted, agreements and other documents signed and acts or things performed or done as may be necessary or desirable to ensure that the provisions of this Agreement are implemented and given full force and effect.

2.2 Compliance by Corporation

The Corporation undertakes to carry out and be bound by the provisions of this Agreement to the full extent that it has the capacity and power at law to do so.

2.3 Conflict with Articles or Bylaws

To the extent permitted by the Code, in the event of any conflict between the provisions of this Agreement and the provisions of the Articles or the Bylaws of the Corporation, the provisions of this Agreement shall prevail, and the Shareholders shall vote to amend the Articles and Bylaws of the Corporation so as to ensure conformity with the terms of this Agreement.

2.4 Agreement to Vote Shares

In the event that any action requiring approval pursuant to Section 4.3 of this Agreement is approved by the Board in accordance with the terms of this Agreement (a "Special Action"), each Shareholder agrees that it shall execute and deliver all deeds, transfers, consents, resolutions, share certificates or other documents as may be necessary to complete the Special Action and shall vote its Shares in favour of all resolutions relating to the Special Action at any meeting of shareholders of the Corporation or execute all written shareholder consents and resolutions relating to the Special Action and the completion of the transaction contemplated thereunder, and, each Shareholder hereby expressly waives any right to dissent with respect to any such actions which are required for the purpose of any such Special Action.

2.5 Unanimous Shareholder Agreement

(a) This Agreement is deemed to be a unanimous shareholder agreement and the power of the directors to manage or supervise the management of the business and affairs of the Corporation is restricted in accordance with the terms of this Agreement.

(b) No amendment to this Agreement that affects the rights, powers and duties of any of the directors is effective until the directors are given written notice of the proposed amendment and an opportunity to resign.

ARTICLE 3
FINANCIAL PARTICIPATION IN THE CORPORATION

3.1 Equity Participation

Each of the Shareholders represents and warrants to each other and to the Corporation that:

(a) such Shareholder at the date hereof (or, if such Shareholder becomes a Party following the date of this Agreement, at the date such Shareholder acquired its Shares), owns beneficially and of record the number of Shares set forth opposite such Shareholder's name on Schedule A attached hereto, as applicable (as such schedules may be amended from time to time to reflect changes in shareholdings);

(b) the Shares held by such Shareholder are held beneficially and of record by such Shareholder, such Shares are not subject to any mortgage, lien, charge, pledge, encumbrance, security interest or adverse claim and no Person has any rights to become a holder or possessor of any of the Shares or of the certificates representing the same, if applicable;

(c) if the Shareholder is an individual, that such Shareholder has the capacity to enter into and give full effect to this Agreement;

(d) this Agreement has been duly authorized by such Shareholder and duly executed and delivered by such Shareholder and constitutes a valid and binding obligation enforceable in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies;

(e) that the execution, delivery and performance of this Agreement does not and shall not contravene the provisions of any indenture, agreement or other instrument to which such Shareholder is a party or by which such Shareholder may be bound; and

(f) that, subject to the terms of this Agreement, all of the foregoing representations and warranties (other than the representation and warranty in paragraph (a)) shall continue to be true and correct during the continuance of this Agreement.

ARTICLE 4
MANAGEMENT OF THE CORPORATION

4.1 Board of Directors

The Corporation shall have a Board consisting of up to three (3) directors, of which all three (3) directors (the "Founder Nominees"), who shall initially be Edward Yoon Lee, Kevin Kyung-ho Lee and So Yun Lee, shall be nominated by the unanimous decision of the Founders.

Each Shareholder shall vote its Shares at any meeting at which directors are to be elected, or execute any written resolutions of the shareholders at the request of the Corporation, to elect the directors nominated in accordance with this Agreement.

4.2 Removal and Replacement of Nominees

As the Founders are entitled to nominate and elect the directors, they may remove any such director by notice to such director, the other Shareholders and the Corporation. Any vacancy occurring on the Board by reason of the death, disqualification, inability to act, resignation or removal of any director may be filled only by a further nominee of the Founders.

The Founder Nominees may be removed and replaced by the unanimous decision of the Founders.

Each Shareholder shall vote its Shares at any meeting at which directors are to be removed and/or replaced, or execute any written resolutions of the shareholders at the request of the Corporation, to remove and replace the directors in accordance with this Agreement.

4.3 Matters Requiring Prior Approval of Shareholder Majority.

In addition to any approval, authorization or ratification required by the Code, none of the following shall be carried out and effected by the Corporation without the prior approval of the Board and the prior written approval of a Shareholder Majority:

(a) any amendment to the Articles or Bylaws of the Corporation that would adversely alter the rights, privileges or powers of the Shareholders;

(b) any changes in the number of directors of the Corporation;

(c) issue of new Shares, including the increase in number of Shares allocated to the Stock Plan or issues to strategic partners or investors;

(d) any corporate restructuring, consolidation, amalgamation or merger of the Corporation with any other body corporate where control of the Corporation is transferred or any other transaction or series of related transactions in which a Person or a group of related Persons, acquires from Shareholders of the Corporation Shares representing more than fifty percent (50%) of the outstanding Shares of the Corporation;

(e) voluntary liquidation, dissolution or winding-up of the Corporation; or

(f) the disposition of all or substantially all of the assets of any wholly owned subsidiary of the Corporation or the disposition of any shares of any wholly owned subsidiary of the Corporation.

4.4 Matters Requiring Prior Approval of the Board.

All decisions of the Board shall be made by a simple majority of the Board, except for the following matters, which shall require the approval of a majority of the Board, and such majority shall include the Founders (so long as the Founders are members of the Board):

(a) material capital structure changes, including major financing or indebtedness (other than in the ordinary course of business);

(b) acquisition or disposal of (in one transaction or a series of related transactions) of any assets or business of the Corporation or any of its Subsidiaries in excess of US$5,000,000;

(c) declaration or payment of (interim) dividends or distributions (whether in cash or in kind);

(d) appointment and removal of the Chief Executive Officer;

(e) remuneration decisions in excess of US$500,000;

(f) decision to cause the Common Stock to be listed or quoted on any securities exchange or trading system; or

(g) consummation of a Public Offering.

4.5 Other Governing Document Provisions.

Each Shareholder agrees to vote all of its Shares or execute proxies or written consents, as the case may be, and to take all other actions necessary, to ensure that the other governing documents or organizational documents (i) do not at any time conflict with any provision of this Agreement and (ii) permit each Shareholder to exercise the express rights to which each such Shareholder is entitled under this Agreement.

4.6 Deadlock

(a) Shareholder Deadlock

A shareholder deadlock (a "Shareholder Deadlock") shall be deemed to occur when any Special Action in Section 4.3 is submitted to the general meeting or special meeting and (i) no quorum is achieved for two subsequent meetings having such Special Action on its agenda or (ii) the meeting, validly composed, is unable to make a decision on such Special Action.

In the event of a Shareholder Deadlock, each Shareholder may within ten (10) days of such Deadlock having arisen prepare and circulate to the other Shareholder(s) and other member(s) of the Board a memorandum setting out its position on the matter in dispute and its reasons for adopting such position (the "Memorandum"). If a resolution is not agreed by the directors or Shareholders, as applicable, of the Corporation on such matter within thirty (30) days after delivery of the Memorandum, the matter shall be deemed rejected.

(b) Board Deadlock

A deadlock of the Board (a "Board Deadlock") shall be deemed to occur when any matter listed in Section 4.4 is submitted to the Board and (i) no quorum is achieved for two subsequent Board meetings having such matter on its agenda or (ii) the meeting of the Board, validly composed, is unable to make a decision on such matter.

In the event of a Board Deadlock, the Chairman of the Board shall have the casting vote.

ARTICLE 5
COVENANTS OF THE CORPORATION

5.1 Covenants

Without limiting any other covenants and provisions hereof, and except to the extent the following covenants and provisions of this Section 5.1 are waived in any instance by a Shareholder Majority, the Corporation covenants and agrees that it shall perform and observe the following covenants and provisions, and shall cause each of its subsidiaries, if and when such subsidiary exists, to perform and observe such covenants and provisions.

(a) Financings.

The Corporation shall inform the Board of any negotiations, offers or contracts relating to possible financings of any nature for the Corporation, whether initiated by the Corporation or any other Person.

(b) Proprietary Information and Inventions Agreements.

The Corporation shall obtain a duly executed agreement relating to proprietary information and assignment of inventions on terms and conditions acceptable to the Board, from each current and future technical or senior managerial employee, contractor and consultant of the Corporation.

(c) Confidentiality and Non-Compete Agreements.

The Corporation shall ensure that all key employees of the Corporation enter into appropriate employment contracts containing appropriate confidentiality, non-compete and non-solicit covenants that are acceptable to the Board.

ARTICLE 6
DEALING WITH SHARES

6.1 Restrictions on Transfer of Shares; Right of First Refusal

(a) Sections 6.1(b) and 6.1(c) and restrictions outlined therein shall apply only to the list of Shareholders on Schedule A as of December 25, 2022 and any Shareholders who have Shares over 3% of the issued and outstanding shares on a fully diluted basis as at any given point in time.

(b) No Shareholder shall Transfer any Shares to any Person, except as specifically permitted or required by this Agreement and only in accordance with the terms of this Agreement. The Corporation shall not be required: (A) to Transfer on its books any Shares, nor (B) to treat as the owner of the Shares, or otherwise to accord voting or dividend rights to, any transferee to whom the Shares have been Transferred in contravention of this Agreement.

(c) Every Transfer of Shares held by a Shareholder is subject to the conditions that:

(i) the proposed transferee, if not already bound by the terms of this Agreement, first agrees, in writing, to become a party to and be bound by the terms of this Agreement by signing a Joinder substantially in the form annexed hereto as Schedule B;

(ii) the Transfer is approved in accordance with the Articles and the Bylaws; provided, that, any Transfer referred to in Section 6.1(a) or that is otherwise a permitted Transfer pursuant to this Agreement shall be deemed to be consented to by the Shareholders for the purposes of any restrictions on Transfer in the Articles or the Bylaws;

(iii) the proposed transfer must comply with the terms of this Agreement, including the Corporation's Right of First Refusal (defined herein) and any agreement that the applicable Shareholder has entered into with the Corporation; and

(iv) the Shareholder shall have provided the Corporation with written assurances, in form and substance satisfactory to the Corporation, that: (A) the proposed Transfer is exempt from the registration and prospectus requirements of all applicable securities laws, and (B) all appropriate action necessary for compliance with applicable securities laws and regulatory policies in connection with such proposed Transfer have been taken.

(d) If at any time a Shareholder that holds Shares that are issued to an employee, consultant, director or advisor of the Corporation (such Shareholder, an "Employee Shareholder") proposed to Transfer their Shares, then the Employee Shareholder shall promptly give the Corporation written notice of the intention to make the Transfer (the "Employee Transfer Notice"), which shall include specifics on the proposed Transfer, including but not limited to, (i) the number, class and series (if

applicable) of Shares to the transferred, (ii) the names and addresses of the prospective transferee, (iii) the consideration and (iv) the material terms and conditions upon which the proposed Transfer is to be made. The Corporation may within thirty (30) days of receipt of the Employee Transfer Notice decide to either (1) exercise its right of first refusal to purchase the Shares on the terms and conditions set forth in the Employee Transfer Notice (the "Right of First Refusal"), (2) grant such right to the Founders to purchase the Shares on the terms and conditions set forth in the Employee Transfer Notice, (3) decline to exercise its Right of First Refusal and permit the transfer of the Shares to the proposed transferee or (4) decline to exercise its Right of First Refusal and reject any transfer of the Shares.

(e) The Corporation shall refuse to issue any new Shares to any Person who is not a Party hereto, and the issuance of Shares to any such Person shall not be approved by the Board, unless such Person has agreed to become a Party hereto and bound by all the provisions hereof by signing a Joinder substantially in the form annexed hereto as Schedule B and provided that such Person is not engaged in the business of a Competitor of the Corporation. All future grantees of stock awards to purchase Shares or securities of the Corporation convertible into Shares shall be required, as a condition to the exercise or conversion of any such options or convertible securities to enter into an appropriate written contractual obligation to become a Party to and bound by this Agreement or agree by way of incorporation by reference of the voting arrangements contained herein.

6.2 Endorsement on Certificates

In addition to such legends as may be required by applicable securities laws, share certificates of the Corporation shall bear the following language (as applicable) either as an endorsement or on the face of such share certificate:

"THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

"THE SECURITIES REFERENCED HEREIN MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE."

"THE TRANSFER OF SECURITIES REFERENCED HEREIN IS SUBJECT TO RESTRICTIONS REQUIRING APPROVAL OF THE COMPANY PURSUANT TO AND IN ACCORDANCE WITH THE COMPANY'S STOCK PLAN, COPIES OF WHICH

MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS. THE COMPANY SHALL NOT REGISTER OR OTHERWISE RECOGNIZE OR GIVE EFFECT TO ANY PURPORTED TRANSFER OF SHARES OF STOCK THAT DOES NOT COMPLY WITH THE COMPANY'S STOCK PLAN."

6.3 Permitted Transfers

(a) Each Shareholder may, after giving notice to the Corporation, Transfer all or any part of the Shares beneficially owned by it to:

(i) a corporation wholly-owned by such Shareholder and/or his Family Members; or

(ii) a custodian, trustee (including retirement or investment fund) or other fiduciary for such Shareholder and/or his Family Members; or

(iii) any other Person if such Transfer is effected pursuant to such Shareholder's will or the laws of intestate succession;

provided, in the case of (i), (ii) or (iii) above, the transferee agrees to be bound by, and become a party to, this Agreement in accordance with Section 6.1(d). In the event of any such Transfer pursuant to (i) or (ii) above:

(A) the transferring Shareholder shall remain a party to this Agreement;

(B) the transferring Shareholder shall take such actions as may be necessary to cause the transferee to at all times fully and faithfully perform and discharge its obligations under this Agreement and to comply with the terms and conditions of this Agreement;

(C) the transferring Shareholder shall at all times after such Transfer be jointly and severally liable with the transferee for the performance and discharge the transferee's obligations under this Agreement and compliance by the transferee with the terms and conditions of this Agreement; and

(D) if the transferee is no longer a corporation wholly-owned by the transferring Shareholder and/or his respective Family Members or a custodian, trustee or other fiduciary for such Shareholder and/or his Family Members, the transferee shall immediately transfer all of the transferred Shares back to the Transferor.

6.4 Tag-Along Rights

(a) If any Shareholder (the "Selling Party") receives from a third party (the "Third Party"), acting as principal and dealing at arm's length with the Selling Party, a bona fide written offer (the "Third Party Offer") to purchase at least twenty five percent

(25%) of the issued and outstanding shares in the capital of the Corporation or 1,500,000 Shares in a single transaction or series of related transactions, prior to the acceptance of the Third Party Offer, the Selling Party shall notify the Corporation and all Founders and Employee Shareholders (other than the Selling Party) (any such Shareholder, the "Tag-Along Offeree") of such proposed sale and the terms of such proposed sale and the Selling Party shall obtain from the Third Party a bona fide offer addressed to each of the Tag-Along Offerees, on terms and conditions at least as favourable as those contained in the Third Party Offer, to purchase from each Tag-Along Offeree (the "Tag-Along Offer") the Shares which the Tag-Along Offeree holds (such proposed transfer, the "Tag-Along Transfer").

(b) The Selling Party shall give a notice to the Tag-Along Offeree at least fifteen (15) Business Days prior to the consummation of the proposed Tag-Along Transfer and the notice shall state (i) the number of Shares proposed to be Transferred, (ii) the name of the proposed transferees, (iii) the proposed purchase price for each Share and (iv) any other material terms and conditions of the Tag-Along Transfer, including the form of the proposed transfer agreement, if any. Each Tag-Along Offeree shall have a period of fifteen (15) Business Days from the date of the Tag-Along Notice within which to elect to sell up to its pro rata portion of the Shares by delivery of an irrevocable written notice to the Selling Party and the Corporation specifying the number of Shares such Tag-Along Offeree desires to include in the Tag-Along Transfer and wire transfer or other instructions for payment of any consideration for the Shares. If, within such fifteen (15) day period, a Tag-Along Offeree does not provide the Selling Party with notice of such Tag-Along Offeree's intent to accept or reject the Tag-Along Offer, such Tag-Along Offeree shall be deemed to have rejected the Tag-Along Offer.

(c) If the Third Party has specified a limited number of Shares that it is willing to purchase in the aggregate, then each of the Selling Party and the Tag-Along Offeree has the right to sell to the Third Party up to that number of Shares (calculated on an as-converted basis, as applicable) that is in the same proportion to the number of Shares being purchased by the Third Party pursuant to the Third Party Offer, as the number of Shares then owned by such relevant Shareholder is of the total number of Shares held by the Selling Party and the Tag-Along Offerees (in each case, calculated on an as-converted basis, as applicable). If any Tag-Along Offeree does not elect to sell the full number of Shares that it is entitled to sell, the Selling Party is entitled to sell additional Shares to make up the aggregate number of Shares being so purchased.

(d) This Section 6.4 shall not apply if there is an exercise of the Drag-Along Rights provided in Section 6.5 with respect to the Third Party Offer.

6.5 Drag Along Rights

(a) If:

(i) a third party offer is made to one or more of the Shareholders that provides for: (A) any merger, amalgamation, reorganization, consolidation or other transaction involving the Corporation and any other corporation or other entity or person in which the persons who were the shareholders of the Corporation immediately prior to such merger, amalgamation, reorganization, consolidation or other transaction own less than fifty percent (50%) of the outstanding voting shares of the surviving or continuing entity after such merger, amalgamation, reorganization, consolidation or other transaction; (B) the sale, exchange or Transfer by the Corporation's Shareholders, in a single transaction or series of related transactions, of all of the voting shares of the Corporation (other than those held by the Person making the third party offer); or (C) the sale, lease, license, abandonment, Transfer or other disposition of all or substantially all the assets of the Corporation or the exclusive license of all or substantially all of the Corporation's material intellectual property and technology (any transaction referred to in (A), (B) or (C) above being hereinafter referred to as a "Sale Transaction"); and

(ii) the Sale Transaction has been irrevocably accepted, or otherwise approved, by a Shareholder Majority,

then, upon being notified by the Corporation or such third party offeror of the names of the Shareholders who have irrevocably accepted or otherwise approved such offer (the "Drag-Along Seller(s)") and the number of Shares in respect of which they have irrevocably accepted, or otherwise approved, the Sale Transaction, each Shareholder: (x) shall, if the Sale Transaction involves a sale or other tender of Shares, sell all of the Shares held by such Shareholder to the third party offeror pursuant to the terms of the Sale Transaction in accordance with the offer upon the terms and at the price contained in the offer; (y) shall vote in favour of (for the purposes of any approval acquired by the Code, the Articles, the Bylaws, this Agreement or otherwise), and otherwise act, to approve the Sale Transaction and any continuance, reorganization or recapitalization or any other change to the Articles and/ or the Bylaws that is necessary or desirable to facilitate the Sale Transaction, as applicable; and (z) shall provide such reasonable representations, warranties, indemnities, covenants, escrow agreements and other agreements as may be required by the third party offeror pursuant to such Sale Transaction. To the extent permitted by law, each Shareholder hereby expressly waives any right to dissent or appraisal under applicable laws with respect to the transactions or approvals referred to in clause (y) above (such right, but not the obligation of the Drag-Along Sellers to drag the Shareholders, the "Drag-Along Right").

(b) At the closing of any such Sale Transaction, each dragged Shareholder shall deliver at such closing, against payment of the purchase price therefor in accordance with the terms of the Sale Transaction, certificates or other documentation representing such dragged Shareholder's Shares (or other capital stock) to be sold, duly endorsed for Transfer or accompanied by duly endorsed stock powers, and such other documents as are deemed reasonably necessary by the Drag-Along Seller or the Corporation for the proper Transfer of such Shares on the books of the Corporation.

6.6 Lock-up

If requested in writing by the underwriters in connection with a Qualified IPO, each Shareholder will agree not to sell publicly any Shares (other than Shares being sold in such Qualified IPO), without the consent of such underwriters, for a period not to exceed 180 days following the closing of such Qualified IPO (or such longer period as may be reasonably requested by such underwriters so as to facilitate compliance with applicable restrictions).

ARTICLE 7
ARRANGEMENTS REGARDING DISPOSITIONS

7.1 Closing

Unless otherwise waived by the Corporation, the following provisions apply to any Transfer of Shares between Shareholders or between Shareholders and the Corporation pursuant to this Agreement, or by a Shareholder who wishes or is required to sell Shares pursuant to Section 6.4 or 6.5 of this Agreement:

(a) The Transfer shall be completed at the Corporation's registered office on the date specified for closing. At such time, the transferor(s) shall Transfer to the transferee(s) good title to the Shares being transferred free and clear of all liens, charges and encumbrances and deliver to the transferee(s) certificates and other documents of title evidencing ownership of the Shares being transferred, duly endorsed in blank for transfer by the holders of record. In addition, if the transferor is disposing of all or substantially all of its Shares, the transferor(s) shall deliver to the Corporation all records, accounts and other documents in its possession belonging to the Corporation and the resignations and releases of its nominees on the Board, all such resignations to be effective no later than the time of delivery. The transferee(s) shall deliver to the transferor(s) full payment of the purchase price (subject to any escrow or holdback requirement) payable for the Shares being transferred.

(b) If, at the time of closing, a transferor fails to complete the subject transaction of purchase and sale, the transferee (or, in the case of a Sale Transaction, the Corporation or any other Shareholder) shall have the right, if not in default under this Agreement, without prejudice to any other rights that it may have, upon payment by the transferee of that part of the purchase price payable to the transferor at the time of closing to the credit of the transferor in the main branch of the Corporation's bank

(or, in the case of a Sale Transaction in which the consideration consists of cash, securities or other assets, or any combination, with a third party escrow agent), to execute and deliver, on behalf of and in the name of the transferor, such deeds, transfers, share certificates, resignations or other documents that may be necessary to complete the subject transaction and the transferor hereby irrevocably appoints the transferee its attorney in that behalf. Such appointment and power of attorney, being coupled with an interest, shall not be revoked by the insolvency or bankruptcy of the transferor and the transferor hereby ratifies and confirms and agrees to ratify and confirm all that the transferee may lawfully do or cause to be done by virtue of such appointment and power.

7.2 Completion of Drag-Along Offers

If a Sale Transaction contemplates a purchase of Shares and, at the time proposed for the closing of the Sale Transaction, a Shareholder does not complete the transactions for any reason, the party making the third party offer has the right to deposit that portion of the consideration for such Shareholder's Shares to be paid at closing either, in the case of consideration consisting of cash, to the credit of such Shareholder in the main branch of the Corporation's bank, or, in the case of consideration consisting of cash, securities or other assets, or any combination, with a third party escrow agent. If the purchase price is so deposited, then from and after the date of deposit, even if certificates or instruments evidencing the Shares are not delivered to the third party making the third party offer:

(a) the purchase is deemed to have been fully completed (subject to any obligation in the transaction documents to make payments of portions of the purchase price after the closing date), and the records of the Corporation may be amended accordingly;

(b) all interest in the Shares is conclusively deemed to have been transferred and assigned to and to have become vested in the third party; and

(c) all interest of such Shareholder and of any other Person (other than the third party) having an interest in such Shares ceases.

7.3 Repayment of Debt

(a) In the event that at the time of the sale of any Shares under any provision of this Agreement, the seller thereof is indebted to the Corporation or any Affiliate thereof, the seller shall assign and set over to the Corporation or such Affiliate and shall direct the purchaser to pay to the Corporation or such Affiliate, if requested by the Corporation to do so, the purchase price of such Shares to the extent required to discharge the seller's indebtedness to the Corporation or such Affiliate.

(b) In the event that at the time of the sale of any Shares under any provision of this Agreement, the Corporation or any Affiliate thereof is indebted to the seller, the Corporation or such Affiliate shall pay all such indebtedness to the seller (unless it otherwise agrees in writing) at the time of closing herein provided for.

ARTICLE 8
CONFIDENTIALITY

8.1 Confidentiality

No Party shall, at any time or under any circumstances, without the consent of the Corporation, directly or indirectly communicate or disclose to any Person (other than the other Parties and its or their employees, agents, advisors and representatives) or make use of any confidential knowledge or information howsoever acquired by such Party relating to or concerning the customers, products, technology, trade secrets, know-how, service ideas, plans, software codes and designs, algorithms, developments, inventions, patents or patent applications, systems or operations, or other confidential information regarding the property, business and affairs of the Corporation (collectively, "Information"), except for:

(a) Information that becomes generally known in the industry to which the business of the Corporation is related other than through a breach of this Agreement;

(b) Information that is lawfully obtained from a third party without breach of this Agreement by the Party;

(c) Information that is reasonably required to be disclosed by a Party to protect its interests in connection with any proposed Transfer of Shares that is pursuant or subject to this Agreement; or

(d) Information that is required to be disclosed by law or by the applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange, provided that the Party gives the Corporation prompt written notice of the compelled disclosure and cooperates with the Corporation, at the Corporation's expense, in seeking a protective order or any other protections available to limit the disclosure of the Information.

If a Shareholder ceases to be a shareholder of the Corporation, the Shareholder shall use all reasonable efforts to ensure that all Information and all copies thereof are either destroyed or returned to the Corporation if the Corporation so requests, and shall not, directly or indirectly, use for the Shareholder's own purposes, any Information discovered or acquired by the Shareholder or the Shareholder's advisors. The Party's obligations in this Article 8 shall be in addition to and not in derogation of any other obligation of confidentiality owed to the Corporation by the Founders or other Shareholders who are employees of or consultants to the Corporation.

8.2 Specific Performance

Each of the Parties acknowledges that disclosure of any Information in contravention of Section 8.1 may cause significant harm to the Corporation and that remedies at law may be inadequate to protect against a breach of Section 8.1. Accordingly, each of the Parties acknowledges that the Corporation is entitled, in addition to any other relief available to it, to the granting of injunctive relief without proof of actual damages or the requirement to establish the inadequacy of any of the other remedies available to it. Each of the Parties covenants not to assert any defence in

proceedings regarding the granting of an injunction or specific performance based on the availability to the Corporation of any other remedy.

ARTICLE 9
GENERAL

9.1 Application of this Agreement

The terms of this Agreement shall apply to any Shares that may hereafter be issued by the Corporation and to any shares or other securities:

(a) resulting from the conversion, reclassification, redesignation, subdivision, consolidation or other change to the Shares; or

(b) of the Corporation or any successor body corporate that may be received by the Shareholders on a merger, amalgamation, arrangement or other reorganization of or including the Corporation;

and prior to any action referred to in (a) or (b) above being taken the Parties shall give due consideration to any changes that may be required to this Agreement in order to give effect to the intent of this Section 9.1.

9.2 Undertaking

The Parties undertake to sign and complete all such deeds, documents, resolutions, minutes and other instruments and to do all such acts as are necessary to give full effect to the terms, conditions and restrictions contemplated by this Agreement and to make them binding on the Parties as well as on relevant third parties who are not privy to the terms hereof.

9.3 Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a "Notice") must be in writing and is sufficiently given if delivered (whether in person, by courier service or other method of delivery), or if transmitted by email, at the respective address below:

(a) in the case of a Notice to the Corporation at:

Alpha Motor Corporation
9551 Irvine Center Drive
Irvine, California 92618

Attention: Edward Yoon Lee/ Chairman
Email: edward@alphamotorinc.com; admin@alphamotorinc.com

(b) in the case of a Notice to any Shareholder, at the address in the records of the Corporation with respect to such Shareholder.

Any Notice made or given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if made or given by courier, on the second (2nd) Business Day following the deposit thereof with the courier and, if made or given by email, on the day of transmittal thereof or if the day of transmittal is not a Business Day, the next Business Day following the date of transmittal thereof (provided, that the original copy is immediately forwarded by courier).

9.4 Amendment

No amendment, supplement or modification of this Agreement and, unless otherwise specified, no waiver, consent or approval by any Party, is binding unless approved by the Board, and approved in writing by a Shareholder Majority and the Founders, except where a technical amendment of this Agreement need to be made in light of the intention of this Agreement (as deemed appropriate in the sole discretion of the Board), which does not materially change the rights of the Shareholders, in which case such technical amendment may be made with an approval by the Board and the Founders.

Notwithstanding the above, the Parties agree that the Corporation is entitled to, and the Corporation shall, make such amendments to Schedule A from time to time as may be necessary to reflect permitted changes in the Shareholders and their shareholdings.

9.5 Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by email or other electronic means, and all such counterparts and facsimiles together constitute one agreement.

9.6 Benefit of the Agreement

This Agreement inures to the benefit of and is binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties.

9.7 Assignment

Except as expressly provided in this Agreement, none of the Parties to this Agreement may assign its rights, benefits, remedies and obligations under this Agreement without the prior written consent of the Corporation and a Shareholder Majority.

9.8 Termination

This Agreement terminates upon the first to occur of:

(a) the date this Agreement is terminated by the written approval of: (i) the Board; (ii) the Founders and (ii) a Shareholder Majority;

(b) the date that is immediately prior to a Qualified IPO;

(c) the time that one Person becomes the beneficial owner of all of the Shares; and

(d) the date of a Sale Transaction unless otherwise agreed in writing by a Shareholder Majority;

except that the provisions of Sections 6.6, 8.1, and 8.2 shall survive and continue upon a termination of this Agreement.

9.9 Governing Law

The validity, interpretation, construction and performance of this Agreement; all acts and transactions pursuant hereto; any claim, controversy or dispute arising under or related to this Agreement; and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the state of California, without giving effect to principles of conflicts of law.

9.10 WAIVER OF JURY TRIAL

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.11 Entire Agreement

This Agreement constitutes the entire agreement by and between the Parties with respect to the subject matter hereof, and supersedes and replaces in its entirety all previous agreements, term sheets and understandings relating to the matters referred to in this Agreement.

[*Signature Pages to Follow*]

IN WITNESS WHEREOF, the Parties have duly executed and have agreed to have this Agreement be effective as of the date first above written.

ALPHA MOTOR CORPORATION

By: ____________________________________

Name: Edward Yoon Lee
Title: Chairman

FOUNDER

By: ______________________________

Name: Edward Yoon Lee

Address: ____________________________

____

____

Email: ______________________________

FOUNDER

By: ______________________________

Name: So Yun Lee

Address: ____________________________

____

____

Email: ______________________________

SHAREHOLDER

By: ______________________________

Name: Kevin Kyung-ho Lee

Address: ____________________________

____

____

Email: ______________________________

SHAREHOLDER

By: ______________________________

Name: Michelle Jienong Li Quan

Address: ____________________________

____

____

Email: ______________________________

SCHEDULE A

TO SHAREHOLDERS AGREEMENT

FOUNDERS

Founders and Other Shareholders	**Number and Class of Shares**
Edward Yoon Lee	4,080,000; Common Stock
So Yun Lee	1,200,000; Common Stock

OTHER SHAREHOLDERS

Founders and Other Shareholders	**Number and Class of Shares**
Kevin Kyung-ho Lee	960,000; Common Stock
Michelle Jienong Li Quan	120,000; Common Stock
David Macleese	42,000; Restricted Stock
Peter Bardenfleth-Hansen	45,000; Restricted Stock (plus 45,000 conditional per Side Letter)
Jochen Rudat	45,000; Restricted Stock (plus 45,000 conditional per Side Letter)

SCHEDULE B

JOINDER TO SHAREHOLDERS AGREEMENT

This Joinder Agreement (this "Joinder Agreement") is made as of the date written below by the undersigned (the "Joining Party") in accordance with the Shareholders Agreement dated as of September 9, 2020 (as amended, amended and restated or otherwise modified from time to time, the "Shareholders Agreement"), by and between Alpha Motor Corporation (the "Corporation") and all of the shareholders of the Corporation, as the same may be amended from time to time. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Shareholders Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to the Shareholders Agreement as of the date hereof and shall have all of the rights and obligations of a "Shareholder" thereunder as if it had executed the Shareholders Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Shareholders Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below.

DATED at this_______day of ________________ , _________ .

____
(Signature)
Name:

Address: ___________________________

____

____

Email: _____________________________

EXHIBIT G TO FORM C

TTW Materials

ALPHA MOTOR CORPORATION

You might have seen our electric truck, **The WOLF**, at the world famous Petersen Automotive Museum.

Alpha is applying its **patented technology** and **OEM experience** to mass produce its **award-winning EVs** and with top-tier manufacturing quality in the U.S.

With **over 52,500 vehicle preorder indications** received to date and global distribution agreements amounting to an initial 3,150 vehicles annually, Alpha is **expediting entry into the EV market**, which is expected to surpass US$1.5 Trillion by 2030.

We believe the world needs our EVs and Alpha is filling the void to Move Humanity towards a sustainable, green economy.

Watch for Alpha's launch on startengine

*Not exhaustive. Information is provided for illustrative purposes only.

Alpha Motor Corporation
9551 Irvine Center Drive, Irvine, CA 92618
www.alphamotorinc.com | contact@alphamotorinc.com | 949-393-0548

An Opportunity to Invest in Alpha is Coming Soon

Alpha Motor Corporation will soon launch its investment offering on StartEngine!

Due to our recent successes we're looking to continue our growth and are expanding our vision through an upcoming capital fundraising round. This is a really exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new investors. The best part is through StartEngine's platform, we're able to host an equity crowdfunding campaign and open our fundraising round to our own community! Please stay tuned for more information on the opportunity to invest in Alpha.

To learn about how to invest via StartEngine please click on the button below.

HOW DO I INVEST?

How do I invest?

To invest you will first need to login to your StartEngine account, or create one.

Once you have an account, you can follow the instructions below to submit an investment:

1. Login by going to www.startengine.com/login
2. Head to startengine.com/explore
3. Open the campaign page you are interested in
4. Click "invest now"
5. Enter the requested information
6. Click "complete investment"
7. If you have successfully submitted an investment or waitlist reservation, you will receive email confirmation shortly after

What exactly is equity crowdfunding?

Regulation Crowdfunding gives eligible companies of all types an opportunity to raise capital from the public. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well.

In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

Before you invest, it is extremely important to do your homework. Read the campaign page and the offering details document so that you fully understand your investment terms, and the risk and illiquidity associated with equity crowdfunding investments.

Below is an article that discusses the basics of what you need to know when beginning your equity crowdfunding journey:

https://www.startengine.com/blog/investing-in-startups-101/

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Alpha Motor Corporation, 9551 Irvine Center Drive, Irvine, CA 92618, USA

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Alpha Motor Corporation

1,416 followers

15h •

We are excited to share that Alpha will be launching its equity offering on Start Engine soon! This news follows our recent Utility and Design Patent Issuance from USPTO for Alpha's technology.

Please stay tuned for the official launch! #startengine #alphamotorinc

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


ALPHA
MOTOR
EV
Electric Vehicles that
MOVE
HUMANITY
ZEVAS
TOP COUPE EV
2021
WINNER

Alexander Zäpfel and 14 others | 1 repost

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Alpha Motor Corporation

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Alpha Motor Corporation
1,416 followers
1w •

An Opportunity to Invest in Alpha is Coming Soon!

Alpha Motor Corporation will soon launch its investment offering on StartEngine.

Due to our recent successes we're looking to continue our growth and are expanding our vision through an upcoming capital fundraising round. This is a really exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new investors.

The best part is through StartEngine's platform, we're able to host an equity crowdfunding campaign and open our fundraising round to our own community! Please stay tuned for more information on the opportunity to invest in Alpha. To learn about how to invest on StartEngine visit https://lnkd.in/gx8s-Amq

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


THE OPPORTUNITY TO INVEST IN ALPHA IS COMING SOON ON STARTENGINE!

Susan Pieper and 33 others | 2 comments • 2 reposts

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Alpha Motor Corporation Reg CF Offering Information



Edward Lee
To mikegdanner@gmail.com
Bcc Jada Lee; Kevin Lee

Reply | Reply All | Forward

Sat 1/14/2023 8:19 PM

This message was sent with High importance.

Dear Michael,

I am emailing you to share that Alpha will be launching its **US$5M Reg CF Offering** on **StartEngine!** next week (*projected January 18*).

The preparation for the CF offering was valuable because it equipped Alpha with important materials and placed the company in the right position to expand our efforts towards achieving future capital milestones. It also follows our recent **Utility and Design Patent Issuance from USPTO** for Alpha's technology.

If you are interested to invest over US$20,000, we can place you on the VIP list prior to the launch date. VIP investors will enjoy a bonus of additional 15% shares, a perk that is usually only provided to investments of US$250,000 or more. The number of VIPs are limited to 20 and onboarding must be completed prior to 18th of January 2023.

If you miss the launch date deadline and would still like to invest over US$20,000, please let me know and I will be happy to assist.

Happy New Year,

Edward Lee
Founder and Executive Chairman

Alpha Motor Corporation
Move Humanity™
9551 Irvine Center Drive
Irvine, CA 92618
M 949.275.5384
E edward@alphamotorinc.com
W www.alphamotorinc.com

ALPHA MOTOR CORPORATION

Alpha Motor Corporation Reg CF Offering Information



Edward Lee
To craig@csyo2.com

Reply | Reply All | Forward | ...

Sat 1/14/2023 8:17 PM

You forwarded this message on 1/14/2023 8:18 PM.
This message was sent with High importance.

Dear Yair,

I am emailing you to share that Alpha will be launching its **US$5M Reg CF Offering** on StartEngine! next week (*projected January 18*).

The preparation for the CF offering was valuable because it equipped Alpha with important materials and placed the company in the right position to expand our efforts towards achieving future capital milestones. It also follows our recent **Utility and Design Patent Issuance from USPTO** for Alpha's technology.

If you are interested to invest over US$20,000, we can place you on the VIP list prior to the launch date. VIP investors will enjoy a bonus of additional 15% shares, a perk that is usually only provided to investments of US$250,000 or more. The number of VIPs are limited to 20 and onboarding must be completed prior to 18th of January 2023.

If you miss the launch date deadline and would still like to invest over US$20,000, please let me know and I will be happy to assist.

Best Regards,

Edward Lee
Founder and Executive Chairman

Alpha Motor Corporation
Move Humanity™
9551 Irvine Center Drive
Irvine, CA 92618
M 949.275.5384
E edward@alphamotorinc.com
W www.alphamotorinc.com

ALPHA MOTOR CORPORATION

Alpha Motor Corporation Reg CF Offering Information



Edward Lee
To
Bcc Josh Kellman; Alex Polamero

Reply | Reply All | Forward | ...

Sat 1/14/2023 8:01 PM

You forwarded this message on 1/14/2023 8:15 PM.
This message was sent with High importance.

Dear Shaq,

I am excited to share that Alpha will be launching its **US$5M Reg CF Offering** on **StartEngine**! next week (*projected for January 18, I will keep you updated*).

The preparation for the CF offering was valuable because it equipped Alpha with important materials and placed the company in the right position to expand our efforts towards achieving future capital milestones. It also follows our recent **Utility and Design Patent Issuance from USPTO** for Alpha's technology.

If you are interested to invest over US$20,000, we can place you on the VIP list prior to the launch date. VIP investors will enjoy a bonus of additional 15% shares, a perk that is usually only provided to investments of US$250,000 or more. The number of VIPs are limited to 20 and onboarding must be completed prior to 18th of January 2023.

If you miss the launch date deadline and would still like to invest over US$20,000, please let me know and I will be happy to assist.

Best Regards,

Edward Lee
Founder and Executive Chairman

Alpha Motor Corporation
Move Humanity™
9551 Irvine Center Drive
Irvine, CA 92618
M 949.275.5384
E edward@alphamotorinc.com
W www.alphamotorinc.com

ALPHA MOTOR CORPORATION

Legal Disclaimer: no money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "reserving" securities is simply an indication of interest.

Reg CF Offering Information



Edward Lee
To Herbert Eisner
Cc Jada Lee

Reply | Reply All | Forward | ...

Sat 1/14/2023 7:58 PM

You forwarded this message on 1/14/2023 8:00 PM.

Hi Herbert,

I am excited to share that Alpha will be launching its **US$5M Reg CF Offering** on **StartEngine**! next week (*projected for January 18, I will keep you updated*).

The preparation for the CF offering was valuable because it equipped Alpha with important materials and placed the company in the right position to expand our efforts towards achieving future capital milestones. It also follows our recent **Utility and Design Patent Issuance from USPTO** for Alpha's technology.

If you know anyone who would be interested to invest over US$20,000, we can place them on the VIP list prior to the launch date. VIP investors will enjoy a bonus of additional 15% shares, a perk that is usually only provided to investments of US$250,000 or more. The number of VIPs are limited to 20 and onboarding must be completed prior to 18th of January 2023.

If you miss the launch date deadline and would still like to invest over US$20,000, please let me know and I will be happy to assist.

Best Regards,

Edward Lee
Founder and Executive Chairman

Alpha Motor Corporation
Move Humanity™
9551 Irvine Center Drive
Irvine, CA 92618
M 949.275.5384
E edward@alphamotorinc.com
W www.alphamotorinc.com

ALPHA® MOTOR CORPORATION

Reg CF Offering Information



Edward Lee
To Rod Drury
Bcc Jada Lee; Kevin Lee; Alex Polamero; Josh Kellman

Reply | Reply All | Forward

Sat 1/14/2023 5:18 PM

This message was sent with High importance.

Dear Rod,

I am excited to share that Alpha will be launching its **US$5M Reg CF Offering** on StartEngine! next week (*projected for January 18, I will keep you updated*).

The preparation for the CF offering was valuable because it equipped Alpha with important materials and placed the company in the right position to expand our efforts towards achieving future capital milestones. It also follows our recent **Utility and Design Patent Issuance from USPTO** for Alpha's technology.

We currently have **US$70K – US$80K** in investments committed to kick off our offering when it launches. Our goal is to reach US$100K+ at launch.
If you are interested to invest, please note the **Large Investor Program** is available. A "large investor" is an individual, company, or trust expected to make an investment of $20K or more.

- **Large investors will not see any processing fees** as they navigate through the investment flow.
- The normal 3.5% concession fee that gets charged to the issuer is **reduced to 1% for large investors**. This is taken out of the next disbursement.
- Alpha is allowed to have up to 20 Large Investors.
- **Please use this link to learn about how to invest on StartEngine**

Even if you do not invest now, if you would like us to place you on the Large Investor list, please let me know before January 18. This will allow you the benefits above anytime during Alpha's CF offering.

I look forward to receiving your feedback.
Thank you!

Best Regards,

Edward Lee
Founder and Executive Chairman

Alpha Motor Corporation
Move Humanity™
9551 Irvine Center Drive
Irvine, CA 92618
M 949.275.5384
E edward@alphamotorinc.com
W www.alphamotorinc.com

ALPHA MOTOR CORPORATION

THE ZEVAS
TOP COUPE
WINNER 2021

READY TO MOVE HUMANITY?

INFO

A BIG ANNOUNCEMENT is on the way. Sign up below to receive notification of new investment opportunities with Alpha.

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LEGAL DISCLAIMER: *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*

Alpha Motor Corporation

https://www.alphamotorinc.com

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LEGAL DISCLAIMER: *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*

THE ZEVAS
TOP COUPE
WINNER 2021

start engine

AN OPPORTUNITY TO INVEST IN ALPHA IS COMING SOON!

Alpha Motor Corporation will soon launch its investment offering on StartEngine.

Due to our recent successes we're looking to continue our growth and are expanding our vision through an upcoming capital fundraising round. This is a really exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new investors.

The best part is through StartEngine's platform, we're able to host an equity crowdfunding campaign and open our fundraising round to our own community! Please stay tuned for more information on the opportunity to invest in Alpha.

INVESTMENT INFO

Sign up below to receive investment related news.

Name *

First Name

Last Name

Email *

SUBMIT

How do I invest?

To invest you will first need to login to your StartEngine account, or create one.

Once you have an account, you can follow the instructions below to submit an investment:

1. Login by going to www.startengine.com/login
2. Head to startengine.com/explore
3. Open the campaign page you are interested in
4. Click "invest now"
5. Enter the requested information
6. Click "complete investment"
7. If you have successfully submitted an investment or waitlist reservation, you will receive email confirmation shortly after

INFO

What exactly is equity crowdfunding?

Regulation Crowdfunding gives eligible companies of all types an opportunity to raise capital from the public. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well.

In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

Before you invest, it is extremely important to do your homework. Read the campaign page and the offering details document so that you fully understand your investment terms, and the risk and illiquidity associated with equity crowdfunding investments.

Below is an article that discusses the basics of what you need to know when beginning your equity crowdfunding journey:

https://www.startengine.com/blog/investing-in-startups-101/

***LEGAL DISCLAIMER:** NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*

THE ZEVAS
TOP COUPE
WINNER 2021

INVESTMENT INFO

Sign up below to receive investment related news.

Name *

First Name

Last Name

Email *

SUBMIT

LEGAL DISCLAIMER: *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*

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Alpha Motor Corporation 2 months ago

A BIG ANNOUNCEMENT is on the way. Learn about how Alpha is bringing its electric vehicles to the market here: www.alphamotorinc.com/vision

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Alpha Motor Corporation
November 1, 2022 ·

Alpha has been hard at work to bring its electric vehicles to the market. See the details of our efforts on Alpha's vision site (link in bio).

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR ... **See more**


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